rnsitem

82-03138

REG-BAE SYSTEMS PLC Notice of EGM
27/04/2005

RNS Number:6118L
BAE SYSTEMS PLC
27 April 2005



BAE Systems PLC

27 April 2005

For immediate release

BAE SYSTEMS PLC - POSTING OF CIRCULAR

BAE Systems Plc announces that it has today posted to its shareholders a circular, which provides information on the proposed acquisition of United Defense Industries, Inc., previously announced on 7 March 2005. The Extraordinary General Meeting to consider the proposed acquisition will be held on 13 May 2005. Copies of the circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange
END
NOEPUUAWCUPAGAM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your shares in the Company you should pass this document, together with the accompanying form of proxy, as soon as possible, to the purchaser or transferee or to the other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BAE SYSTEMS PLC

PROPOSED ACQUISITION OF

UNITED DEFENSE INDUSTRIES, INC.

AND NOTICE OF

EXTRAORDINARY GENERAL MEETING

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Company and for no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the Proposed Acquisition. Goldman Sachs International has given and has not withdrawn its written consent to the inclusion herein of references to its name in the form and context in which they are included.

Gleacher Shacklock LLP, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Company and for no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of Gleacher Shacklock LLP or for providing advice in relation to the Proposed Acquisition. Gleacher Shacklock LLP has given and has not withdrawn its written consent to the inclusion herein of references to its name in the form and context in which they are included.

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 4 to 9 of this document which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of the Company to be held at ExCel London, One Western Gateway, Royal Victoria Dock, London E16 1XL at 11.30 am, on 13 May 2005, is set out at the end of this document. A form of proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by the Registrars of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZJ no later than 11.30 am on 11 May 2005. Alternatively, a proxy may also be appointed via the internet or, for CREST members, by using the CREST electronic proxy appointment service. For further details see the notes to the notice of the Extraordinary General Meeting set out at the end of this document. If you have any questions about your shareholding or the voting procedure at the Extraordinary General Meeting, please call the BAE Systems' shareholder helpline on 0870 600 3982 (+44 121 415 7058 from outside the U.K.). The helpline is open from 8.30 am to 5.30 pm Monday to Friday (excluding public holidays).

TABLE OF CONTENTS

Expected timetable of key events

Events/Action	Time
UDI stockholder meeting	11.00 am (E.S.T.) on 10 May 2005
Latest time for receipt of forms of proxy	11.30 am on 11 May 2005
Time by which BAE Systems shareholders must be registered on the register of members of BAE Systems in order to attend and vote at the Extraordinary General Meeting.	6.00 pm on 11 May 2005
Extraordinary General Meeting	11.30 am on 13 May 2005
Anticipated completion of the Proposed Acquisition	Mid-2005

Exchange rates

Except where otherwise stated, amounts quoted in U.S. Dollars in this document have been converted into equivalent sterling amounts at the rate of $1.9151: £1, the Noon Buying Rate prevailing on 22 April 2005, the latest practicable date prior to the printing of this document.

Times

All references to time in this document are to London time, unless otherwise stated.

Forward-looking statements

All statements other than statements of historical fact included in this document, including, without limitation, those regarding BAE Systems' financial position, business strategy, plans and objectives of management for future operations, the expected timing and strategic and financial effects of the Proposed Acquisition and trends in the U.S. defence budget and the defence industry, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of BAE Systems or the markets and economies in which BAE Systems operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, risks related to the integration of UDI's business with BAE Systems' businesses, the costs related to the Proposed Acquisition, the inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents and the inability to obtain the approval of the shareholders of UDI and BAE Systems for the Proposed Acquisition. BAE Systems cannot give any assurance that the Proposed Acquisition will be completed.

PART I

LETTER FROM THE CHAIRMAN OF BAE SYSTEMS PLC

BAE SYSTEMS

(Incorporated and registered in England and Wales with number 1470151)

Mr. R. L. Olver (Chairman)
Mr. M. J. Turner CBE (Chief Executive)
Mr. C. V. Geoghegan
Mr. M. Lester
Mr. S. L. Mogford
Mr. M. H. Ronald CBE
Mr. G. W. Rose
Professor S. J. Birley
Dr. U. Cartellieri
Mr. M. J. Hartnall
Rt. Hon. Lord Hesketh KBE
Sir Peter Mason KBE
Rt. Hon. M. Portillo

6 Carlton Gardens
London
SW1Y 5AD

27 April 2005

To the holders of Ordinary Shares and, for information purposes only, to the holders of Preference Shares.

Dear Ordinary Shareholder,

Proposed Acquisition of United Defense Industries, Inc.

and

Notice of Extraordinary General Meeting

1. Introduction to the Proposed Acquisition

On 7 March 2005, BAE Systems announced that its wholly-owned U.S. subsidiary, BAE North America, had entered into a definitive merger agreement to acquire UDI for $75 per share in cash, representing a total consideration for UDI's fully diluted share capital of approximately $3,974 million (£2,075 million). Including net debt of $218 million (£114 million) as at 31 December 2004, the transaction values UDI at $4,192 million (£2,189 million).

Due to its size, the Proposed Acquisition requires the approval of Ordinary Shareholders at the Extraordinary General Meeting to be held at 11.30 am on 13 May 2005. Notice of the Extraordinary General Meeting is set out at the end of this document.

I am now writing to you to explain the background to the Proposed Acquisition, to explain why your Board considers that the Proposed Acquisition is in the best interests of the shareholders of the Company as a whole and to recommend that you vote in favour of the resolution approving the Proposed Acquisition, as the Directors intend to do in respect of their beneficial shareholdings in the Company.

2. Information on UDI

UDI is a leading producer of military ground combat vehicles and also supplies artillery systems, naval weapons systems, missile launchers and precision munitions to U.S. and international customers. It also provides services in non-nuclear naval ship repair, modernisation and conversion.

UDI is listed on the New York Stock Exchange and is headquartered in Arlington, Virginia. It employs approximately 8,000 people in 25 locations in the U.S. and Sweden. It gained a presence in Sweden following the acquisition of Bofors Defence AB in 2000.

UDI currently comprises two business segments: Defense Systems and Ship Repair and Maintenance:

- *Defense Systems* comprises the activities involved in the development, production, upgrade and maintenance of land weapons systems, military ground vehicles and weapons systems.

UDI has a substantial installed base of over 100,000 combat vehicles for the U.S. Armed Forces and international allies. Military ground vehicle applications include the Bradley fighting vehicle and derivatives (over 7,000 vehicles in active service), the M88 tank recovery vehicle and the M113 armoured personnel carrier. UDI has also secured a major role on the future manned ground vehicle and armed robotic vehicle requirements for the U.S. Army's Future Combat Systems ("FCS") programme. Key weapon systems platforms include the Mk45 Naval Gun System and the Mk41 Vertical Launching System. UDI is well positioned as the provider of gun systems for the U.S. Navy's next generation combat ships, the DD(X) and the Littoral Combat Ship; and

- *Ship Repair and Maintenance* operations comprise the United States Marine Repair, Inc. business acquired by UDI in July 2002, consisting of a total of four operating shipyards. These shipyards perform a broad range of non-nuclear ship repair, overhaul and modernisation services for the U.S. Navy, U.S. Coast Guard, U.S. Maritime Administration, U.S. Army and commercial customers and provide a secure and stable revenue stream as a result of the U.S. Navy's continued expansion of its use of multi-ship contracts for the supply of such services, which typically have a duration of up to five years.

As at 31 December 2004, UDI had net assets of £117 million ($226 million)(1) under U.S. GAAP and £172 million ($332 million)(1) under U.K. GAAP.

This selected financial information, which has been extracted without material adjustment from the UDI Form 10-K and the unaudited restatements of UDI financial information under BAE Systems' U.K. GAAP accounting policies, should be read in conjunction with the further detailed financial information on UDI as set out in Part III of this document. You should read the whole of this document and not just rely on the information contained in this letter.

3. Background to, and reasons for, the Proposed Acquisition

A key strategic objective of BAE Systems is to expand its presence in the U.S. defence market and grow as the premier transatlantic aerospace and defence group. The combination of the high priority afforded to U.S. national security, a strong commitment to research and development and contracting terms that balance risk and reward provide a healthy environment for the U.S. defence industry.

Furthermore, BAE Systems regards the land systems sector as a key area of future growth in the defence industry, with attractive opportunities for upgrade of the installed product base, growing systems content and developing integrated through-life support. In recent years, armed conflicts in Afghanistan and Iraq have underscored the importance of land systems within the context of military operations. This is reflected in emerging defence spending trends. In August 2004, BAE Systems acquired Alvis plc to enhance significantly its presence in the land systems sector, building on the strengths of its existing RO Defence business.

BAE North America is a leading defence, national security, aerospace and information systems business. It is a leading provider of electronic and information-based systems and knowledge-based solutions. BAE North America employs approximately 30,000 people at sites across the U.S. and, in the year ended 31 December 2004, generated $5,078 million in revenues. It ranks among the top ten suppliers to the U.S. military. Since it was formed in 1999, BAE North America has completed twelve acquisitions in the U.S. defence market, including Sanders, DigitalNet and ALPHATECH, and has a track record of successful integration and delivering shareholder value.

Together BAE Systems and UDI will have an enhanced capability to meet the requirements of their U.S., U.K., Swedish and export customers. In particular, BAE Systems believes that the Proposed Acquisition will:

- represent a significant step in the delivery of BAE Systems' strategy to grow as the premier transatlantic aerospace and defence contractor by:
  - expanding and developing its business in North America;
  - creating a global land systems business; and
  - developing its worldwide through-life support and services capabilities;

(1) Converted into pounds sterling at the closing rate at 31 December 2004 of $1.932.

- create a leading international position in the fast-growing land systems sector. As a result of the global war on terror and ongoing operations in Iraq and Afghanistan, the U.S. Department of Defense has significantly shifted its priorities and budget towards land systems;
- position the new global land systems business to take advantage of the U.S. Department of Defense's mission and funding outlook, which is expected to prioritise the evolutionary and affordable development of military platforms and the refurbishment and upgrade of existing systems. The planned restructuring of the U.S. Army is also likely to require an upgrade of the large inventory of Bradley and other UDI vehicles. The 2005 U.S. defence budget and supplemental request include approximately $1.3 billion for resets and upgrades to the Bradley vehicle fleet;
- provide the enlarged land systems business with a significant position within the Future Combat Systems programme, the U.S. Army's largest procurement programme, as well as enhanced opportunities on programmes such as the U.K.'s FRES and Sweden's SEP and in the export market;
- complement BAE North America's advanced electronic systems and subsystems in areas such as targeting, communications, protection and situational awareness, creating significant synergy potential; and
- further develop BAE Systems' through-life support and services capabilities by adding to its operations the U.S. Navy's largest non-nuclear ship repair and overhaul contractor.

4. Financial impact of the Proposed Acquisition

The Proposed Acquisition is expected to be immediately accretive to BAE Systems' earnings, with a step-up expected in the first full year (2006) as well as delivering returns in excess of BAE Systems' cost of capital in the second full year (2007) following the Proposed Acquisition.

5. Board, management and employees

On completion of the Proposed Acquisition, UDI will become part of a newly created global land systems business, together with BAE Systems' existing U.K. and Swedish land systems businesses, which will be headquartered and led in the U.S., as part of BAE North America, by the highly regarded and experienced UDI management team.

6. Principal terms of the Proposed Acquisition

On 6 March 2005, BAE North America, Sub (a Delaware wholly-owned subsidiary of BAE North America) and UDI entered into the Merger Agreement, pursuant to which Sub will merge with and into UDI, with UDI continuing its existence as the Surviving Corporation.

Under the terms of the Merger Agreement, UDI stockholders will (subject to certain exceptions as set out in paragraph 3 of Part II of this document) be entitled to receive merger consideration equal to $75 in cash for each share of UDI common stock they hold immediately prior to Completion. BAE Systems will pay, in aggregate, approximately $3,974 million (£2,075 million) in cash for UDI's fully-diluted share capital. The Proposed Acquisition has been unanimously approved by the boards of BAE Systems, BAE North America and UDI, with one director of UDI not participating.

A summary of the principal terms and conditions of the Merger Agreement is set out in Part II of this document.

7. Financing the Proposed Acquisition

The Proposed Acquisition will be financed by a combination of BAE Systems' existing internal resources, a new $3,000 million syndicated credit facility and the proceeds of a placing of new Ordinary Shares. The new $3,000 million facility arranged on behalf of the Company by Goldman Sachs and Dresdner Kleinwort Wasserstein Limited is described further in paragraph 7(a)(iv) of Part V of this document.

On 7 March 2005, the Company launched a placing which raised approximately £360 million ($689 million), before expenses, by the allotment and issue of 150 million new Ordinary Shares. The placing was fully underwritten by Hoare Govett Limited and Dresdner Bank AG, London Branch. The placing has been completed and the Placing Shares were admitted to the Official List by the UKLA and admitted to trading by the London Stock Exchange on 10 March 2005.

Further details of the placing agreement are set out in paragraph 7(a)(iii) of Part V of this document.

8. Termination arrangements and termination fees

The Merger Agreement provides that UDI will pay to BAE North America a termination fee of $119.2 million upon termination of the Merger Agreement by UDI to accept a superior proposal or termination in certain circumstances following the making of a competing proposal. No termination fees are payable by BAE North America. Further details of the termination arrangements and fees are set out in paragraphs 7 and 8 of Part II of this document.

9. Current trading and prospects for the Enlarged Group

As stated at the time of its preliminary results for the year ended 31 December 2004, which were announced on 24 February 2005, BAE Systems expects that the overall performance of its defence businesses will continue to improve in 2005, albeit at a lower rate of growth than that achieved in 2004. Commercial Aerospace is expected to contribute to some growth with the benefit of a planned increase in Airbus aircraft deliveries.

The board of BAE Systems believes that the Proposed Acquisition will provide significant opportunities for UDI and the new global land systems business. Accordingly, the board of BAE Systems has confidence in the trading prospects of the Enlarged Group for the current financial year.

10. Approvals and consents

In addition to approval from BAE Systems' shareholders, the Proposed Acquisition is also conditional upon, amongst other things, receiving certain required regulatory clearances and UDI stockholder approval.

In the U.S., filings have been made under the H.S.R. Act and under Exon-Florio, and the Proposed Acquisition is conditional upon the expiry of the applicable waiting or review periods (and any extensions thereof) under this legislation. No filing is required under the EC Merger Regulation. Filings have been made to the national competition authorities in Germany, Norway, Sweden and Turkey, all of which require mandatory review. A filing will also be made in South Korea where filing is required post-closing.

BAE North America and UDI are currently addressing the request, which they received on 13 April 2005, from the U.S. Department of Justice for additional information (commonly referred to as a "second request") in connection with the Proposed Acquisition. A second request continues the waiting period imposed by the H.S.R. Act during which the U.S. Department of Justice conducts its review of a transaction. As is the case with all transactions that receive second requests, the parties cannot rule out the possibility that the Completion of the Proposed Acquisition might be conditional upon remedies, such as divestitures or behavioural undertakings, to address any antitrust concerns that the U.S. Department of Justice might identify. The parties have received no indication to date from the U.S. Department of Justice that any remedies will be required as a condition of Completion.

On 15 April 2005, BAE North America and UDI received approval from the Committee on Foreign Investment in the United States under Exon-Florio to proceed with the Proposed Acquisition.

On 20 April 2005, BAE Systems received a request for information from the competition authority in Turkey in connection with the Proposed Acquisition. The information request extends the Turkish competition authority's investigation period. BAE Systems intends to address the request promptly.

The Proposed Acquisition is conditional upon, amongst other things, any applicable competition approvals being obtained. The Proposed Acquisition is further conditional upon any other authorisations, consents, orders or approvals of any governmental entity necessary for the consummation of the Proposed Acquisition being obtained (other than those the failure of which to obtain is not reasonably likely to have a material adverse effect on UDI or BAE North America).

The meeting of UDI stockholders to adopt the Merger Agreement is currently scheduled to take place on 10 May 2005.

11. Variation of future borrowing limits

In common with many listed companies, BAE Systems' borrowing powers are limited under the Company's Articles of Association. The borrowing limits are determined by reference to certain parts of its most recent audited consolidated balance sheet and may be varied by ordinary resolution. For accounting periods commencing on or after 1 January 2005, BAE Systems' consolidated accounts will

be prepared in accordance with International Financial Reporting Standards ("IFRS"). As part of this transition, on 28 April 2005, BAE Systems is planning to restate, in accordance with IFRS, the BAE Systems Group's profit and loss accounts for the 6 months to 30 June 2004 and the 12 months to 31 December 2004, together with its balance sheets as at 31 December 2003, 30 June 2004 and 31 December 2004.

The introduction of three of the new standards (which are called International Accounting Standards ("IAS")), IAS 19—Employee Benefits ("IAS 19"), IAS 32—Financial Instruments: Disclosure and Presentation ("IAS 32") and IAS 39—Financial Instruments Recognition and Measurement ("IAS 39"), is considered likely to have a significant impact on BAE Systems' balance sheet and, as a result, its borrowing limits. It should be noted, however, that the effect of these new standards on BAE Systems' balance sheet is of a technical accounting nature rather than one affecting the underlying economics of BAE Systems' business or its ability to raise finance.

In order that these new standards do not impact on the future borrowing powers of BAE Systems, resolution 2 (as set out in the notice to the EGM at the end of this document) is being proposed. This will have the effect of calculating the borrowing limit of BAE Systems by excluding pension and other post-employment assets and liabilities as calculated in accordance with IAS 19, and by reference not to IAS 32 and IAS 39 but by reference to their equivalent under U.K. GAAP as used for the accounting period ended 31 December 2004.

If resolution 2 is not passed, the borrowing limits set out in Article 104 of the Company's Articles of Association (as supplemented by a resolution of the Company passed on 8 November 1999) may be breached upon signature of the accounts of the Company for the year ending 31 December 2005.

Whether or not resolution 2 is passed, BAE Systems is of the opinion that, after taking into account available bank and other facilities, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

The Board may review the borrowing limits further once the full implications of the new accounting regime can be seen in practice.

12. Extraordinary General Meeting

You will find set out at the end of this document a notice convening the Extraordinary General Meeting to be held at ExCel London, One Western Gateway, Royal Victoria Dock, London E16 1XL at 11.30 am on 13 May 2005, at which ordinary resolutions will be proposed to approve the Proposed Acquisition and to vary the limit on borrowing powers (as described in paragraph 11). Completion of the Proposed Acquisition is conditional upon, amongst other things, approval by the Ordinary Shareholders of resolution 1 (as set out in the notice of EGM at the end of this document) at the Extraordinary General Meeting and the regulatory approvals and UDI stockholder approval as previously mentioned.

The formal notice convening the Extraordinary General Meeting is set out at the end of this document.

13. Action to be taken

You will find enclosed with this document the form of proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting, Ordinary Shareholders are requested to appoint a proxy, either electronically (via the internet or using the CREST electronic proxy appointment service) or by completing and returning the form of proxy, in accordance with the instructions printed thereon, as soon as possible and in any event so that it is received by the Registrars of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZJ no later than 11.30 am on 11 May 2005. Completion and return of the form of proxy, or electronic appointment of a proxy, will not prevent Ordinary Shareholders from attending and voting in person at the Extraordinary General Meeting should they wish to do so.

14. Further information

Your attention is drawn to the further information set out in Part V of this document. You should read the whole of this document and not just rely on the information contained in this letter.

15. Recommendation

The directors of BAE Systems, who have received financial advice from Goldman Sachs and Gleacher Shacklock, consider the terms of the Proposed Acquisition to be fair and reasonable. In providing financial advice to the directors of BAE Systems, Goldman Sachs and Gleacher Shacklock have relied upon the directors of BAE Systems' commercial assessment of the Proposed Acquisition.

The directors of BAE Systems consider the Proposed Acquisition and the variation to the limit on borrowing powers to be in the best interests of shareholders of the Company as a whole and accordingly recommend shareholders of BAE Systems to vote in favour of the Resolutions, as they intend to do in respect of their own beneficial holdings, which, in aggregate, amounted to 1,946,866 Ordinary Shares as at 22 April 2005 (being the latest practicable date prior to the printing of this document), representing approximately 0.06 per cent. of the entire issued ordinary share capital of the Company.

Yours faithfully,



Dick Olver
Chairman

PART II

PRINCIPAL TERMS OF THE MERGER AGREEMENT

On 6 March 2005, BAE North America, a wholly-owned subsidiary of BAE Systems, Sub (a Delaware wholly-owned subsidiary of BAE North America) and UDI entered into a conditional agreement for the acquisition of UDI's issued and outstanding common stock for consideration of $75 per share in cash. This will be achieved by means of a merger of Sub into UDI pursuant to the Merger Agreement and in accordance with the DGCL, with UDI surviving the merger. The principal terms of the Merger Agreement are summarised below:

1. Introduction

Sub will be merged into UDI at Completion. Under the DGCL, the separate corporate existence of Sub will then cease and UDI will become an indirect, wholly-owned subsidiary of BAE Systems. In connection with the Merger Agreement, BAE Systems has entered into a letter agreement with UDI (a summary of the terms of which are set out in paragraph 7(a)(ii) of Part V of this document).

2. Conditions

(i) There are a number of conditions to Completion. In particular, the obligations of each of BAE North America, Sub and UDI to effect the Proposed Acquisition are subject to the satisfaction or waiver of the following conditions:

- the adoption of the Merger Agreement by the stockholders of UDI;
- any waiting period (and any extension thereof) applicable to the Proposed Acquisition under the H.S.R. Act having been terminated or expired;
- the period of time for any applicable review process under Section 721 of Exon-Florio having expired and the President of the United States not having taken action to prevent the Proposed Acquisition;
- any applicable approvals pursuant to any competition, antitrust or similar law or regulation of any jurisdiction outside the United States having been obtained;
- no Governmental Entity having taken any action to revoke the licence under the Swedish Act on War Equipment granted to Bofors Defence AB and its subsidiaries;
- any and all other authorisations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for Completion having been obtained or filed or having occurred, except any authorisation, consent, order, approval, declaration, filing or expiration the failure of which to be obtained or filed or to occur is not reasonably likely to have a material adverse effect on the business, assets, financial condition or results of operations of (a) UDI and its subsidiaries, taken as a whole, or (b) BAE North America and its subsidiaries, taken as a whole;
- no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition existing which has the effect of preventing Completion; and
- the shareholders of BAE Systems having approved the Proposed Acquisition.

(ii) The obligations of BAE North America and Sub to effect the Proposed Acquisition are further subject to the satisfaction or waiver of the following conditions:

- the representations and warranties given by UDI in the Merger Agreement being true and correct, without regard to any materiality qualifiers, as at the date of Completion or an earlier date (if applicable), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, is not reasonably likely to have a material adverse effect on the UDI Group's business, assets, financial condition or results of operations, or the ability of UDI to consummate the Merger;
- representations and warranties with respect to certain matters given by UDI in the Merger Agreement that are qualified as to materiality (including material adverse effects on the UDI

Groups' business, assets, financial conditions or results of operations or the ability of UDI to consummate the Merger) being true and correct and those specified representations and warranties that are not so qualified being true and correct in all material respects as of the date of Completion or an earlier date (if applicable) (and the receipt by BAE North America of a certificate from UDI to this effect and to the effect of the immediately preceding paragraph);

- UDI having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to Completion (and the receipt by BAE North America of a certificate from UDI to this effect);
- there not being pending or threatened in writing any suit, proceeding or other action that has a reasonable likelihood of success by any Governmental Entity located in the U.S. (a) challenging the Proposed Acquisition or seeking to restrain or prohibit Completion, (b) seeking to prohibit, limit or impose restrictions on or requirements related to the ownership or operation by UDI, BAE North America or any of their respective affiliates of any material portion of the business or assets of UDI, BAE North America or any of their respective affiliates or to compel UDI, BAE North America or any of their respective affiliates to dispose of or hold separate any material portion of their respective businesses or assets, as a result of Completion, (c) seeking to impose limitations on the ability of BAE North America to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation or (d) seeking to prohibit BAE North America or any of its affiliates from effectively controlling in any material respect the business or operations of the Surviving Corporation; and
- there not having been, since 31 December 2004, any UDI Material Adverse Change.

(iii) The obligations of UDI to effect the Proposed Acquisition are further subject to the satisfaction or waiver of the following conditions:

- the representations and warranties given by BAE North America and Sub in the Merger Agreement being true and correct, without regard to any materiality qualifiers, as at the date of Completion or an earlier date (if applicable), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, is not reasonably likely to have a material adverse effect on BAE North America's ability to complete the Proposed Acquisition (and the receipt by UDI of a certificate from BAE North America to this effect); and
- BAE North America and Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to Completion (and the receipt by UDI of a certificate from BAE North America to this effect).

3. Purchase price

At Completion each share of UDI common stock issued and outstanding immediately prior to Completion (save for such of UDI common stock which immediately prior to Completion is held by BAE North America or UDI or their respective wholly-owned subsidiaries) will be converted into the right to receive $75 in cash. The shares of UDI common stock will be cancelled at that time.

Holders of UDI common stock who follow the procedures set forth in Section 262 of the DGCL and who have not voted in favour of the Merger Agreement will be entitled to have their UDI common stock appraised and receive payment of the "fair value" of such UDI common stock pursuant to Section 262 of the DGCL. Section 262 contains details of the procedure pursuant to which holders of UDI common stock may seek such appraisal of their common stock and this description is qualified in its entirety by reference to the provisions of that section.

4. Representations and warranties

UDI has given BAE North America and Sub certain representations and warranties in the Merger Agreement. BAE North America and Sub have given certain representations and warranties to UDI in the Merger Agreement.

5. Conduct of business before Completion

Certain restrictions are placed in the Merger Agreement on the conduct by UDI of its business prior to Completion. In particular, unless expressly permitted or expressly contemplated by the Merger Agreement, or expressly consented to by BAE North America, UDI is obliged to carry on its business in

the ordinary course in all material respects consistent with past practice and to use its reasonable best efforts to preserve in all material respects its current business organisation, keep available the services of its current key officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors, Governmental Entities and others having business dealings with UDI.

6. Alternative takeover proposals

Under the Merger Agreement, UDI and its subsidiaries and their officers, directors, employees, professional advisers, representatives and agents are not permitted directly or indirectly (i) to solicit any inquiry or the making of any proposal that constitutes or is reasonably likely to lead to a takeover proposal or (ii) engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, any takeover proposal. However, prior to the adoption of the Merger Agreement by UDI's stockholders, the board of directors of UDI may, in response to a bona fide written takeover proposal which the board of directors of UDI determines in good faith after consultation with a financial adviser of nationally recognised reputation constitutes or is reasonably likely to lead to a superior proposal, furnish information to the third party making such takeover proposal (pursuant to a confidentiality agreement meeting specified conditions) and participate in discussions and negotiations with respect to such takeover proposal, insofar as such takeover proposal did not arise as a result of UDI breaching its obligations of non-solicitation. For these purposes, a "takeover proposal" means a proposal relating to, or which is reasonably likely to lead to:

(i) the direct or indirect acquisition of assets or businesses that constitute or represent 20 per cent. or more of the total revenue, net income or assets of UDI (including its subsidiaries);

(ii) the direct or indirect acquisition of 20 per cent. or more of any class of equity securities of UDI; or

(iii) any merger, consolidation, business combination, recapitalisation, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving UDI or any of its subsidiaries,

in each case, other than the Proposed Acquisition.

In addition, prior to the adoption of the Merger Agreement by UDI's stockholders, solely in response to a superior proposal, UDI may terminate the Merger Agreement and enter into an acquisition agreement with a third party after providing three business days' prior written notice to BAE North America and the payment of the termination fee described in paragraph 8 below.

The Merger Agreement defines a "superior proposal" as a bona fide written offer made by a third party that if completed would result in such third party (or in the case of a direct merger, the shareholders of such third party) acquiring, directly or indirectly, more than 50 per cent. of the voting power of UDI common stock or all, or substantially all, the assets of UDI and its subsidiaries and that the UDI board of directors determines in good faith after consultation with a financial adviser of nationally recognised reputation (taking into account any proposed changes to the terms of the Merger Agreement by BAE North America in response to the superior proposal or otherwise) to have a higher value than the price to be paid per share of UDI common stock and is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such other proposal, including the conditions contained therein.

The Merger Agreement also requires the UDI board of directors to recommend that the UDI stockholders vote in favour of adoption of the Merger Agreement and prohibits the UDI board of directors from (i) withdrawing or modifying its recommendation in any manner adverse to BAE North America, recommending any takeover proposal or recommending that the UDI stockholders reject the Merger Agreement (an "Adverse Recommendation"), (ii) approving any takeover proposal or withdrawing its approval of the Merger Agreement or (iii) causing or permitting UDI to enter into any agreement constituting or relating to a takeover proposal, or resolving, agreeing or publicly proposing to take such actions. The UDI board of directors prior to the adoption of the Merger Agreement by UDI's stockholders may, however, make an Adverse Recommendation if it determines in good faith after consultation with outside counsel that the failure to take such action would result in a breach of its fiduciary duties to UDI's stockholders under applicable law.

7. Termination

The Merger Agreement may be terminated at any time prior to Completion:

(i) by mutual written consent of BAE North America, Sub and UDI;

(ii) by BAE North America or UDI if:

(a) Completion has not taken place by 6 December 2005, unless the failure is the result of a wilful and material breach by the party seeking to terminate;

(b) any Governmental Entity issues a legal restraint preventing Completion and such restraint has become final and non-appealable;

(c) UDI's stockholders do not adopt the Merger Agreement at a duly convened meeting or any adjournment or postponement thereof; or

(d) BAE Systems' shareholders do not approve the Proposed Acquisition at a duly convened meeting or any adjournment or postponement thereof.

(iii) by BAE North America if:

(a) the board of directors of UDI make an Adverse Recommendation within 10 days of the occurrence of such event; or

(b) UDI has (subject to certain materiality qualifications) breached or failed to perform any of its representations, warranties, covenants or agreements in the Merger Agreement and which has not been, or is incapable of being, cured by UDI within 30 days after its receipt of written notice thereof from BAE North America (provided that BAE North America is not then in material breach of any representation, warranty or covenant in the Merger Agreement).

(iv) by UDI if:

(a) BAE North America or Sub has (subject to certain materiality qualifications) breached any of its representations, warranties, covenants or agreements in the Merger Agreement and which has not been or is incapable of being cured by BAE North America or Sub within 30 days after its receipt of written notice thereof from UDI (provided that UDI is not then in material breach of any representation, warranty or covenant in the Merger Agreement);

(b) the board of directors of BAE Systems fails to recommend the Proposed Acquisition in this document, or the board of directors of BAE Systems withdraws (or modifies in a manner adverse to UDI) such recommendation, recommends that the shareholders of BAE Systems reject the Proposed Acquisition or resolves, agrees or publicly proposes to take any such actions, in each case, within 10 days of the occurrence of the event giving rise to such right of termination; or

(c) UDI has complied with the relevant requirements of paragraph 6 above relating to termination of the Merger Agreement solely in response to a superior proposal.

8. Termination fees

UDI has agreed to pay a termination fee of $119.2 million to BAE North America in specified circumstances where the Merger Agreement is terminated and (i) UDI enters into an agreement relating to a superior proposal or (ii) subsequently within a specified period of time UDI enters into an agreement relating to a takeover proposal or a takeover proposal is consummated. For the purposes of this paragraph 8, the definition of a "takeover proposal" (as set out in paragraph 6 above) is amended in that references to "20 per cent." in the definition of a "takeover proposal" are changed to "40 per cent.".

9. Employees and benefits

The Merger Agreement provides that, as soon as practicable following the execution of the Merger Agreement, the UDI board of directors (or a committee thereof) will adopt resolutions or take such other actions as may be required to provide that, immediately prior to Completion, all UDI stock options (whether vested or unvested) outstanding immediately prior to Completion will be converted into the right to receive the spread between $75 and the applicable exercise price multiplied by the number of shares of UDI common stock subject to such option. The Merger Agreement provides that UDI will ensure that, following Completion, no person shall have the right to acquire any shares in UDI or the Surviving Corporation.

BAE North America has agreed that, from Completion until and including 31 December 2006, the employees of UDI and its subsidiaries who remain in the employment of the Surviving Corporation and

its subsidiaries will receive (i) wages and cash bonus opportunities that in the aggregate are substantially comparable to the wages and cash bonus opportunities provided by UDI and its subsidiaries to such employees immediately prior to Completion, (ii) long-term incentive awards (which BAE North America currently expects will consist of stock appreciation rights and performance shares) that in the aggregate are substantially comparable to the long-term incentive awards granted to similarly situated employees of BAE North America as of the date of the Merger Agreement and (iii) other employee benefits (excluding for all purposes equity and equity-based compensation and long-term incentive awards) that in the aggregate are substantially comparable to the other employee benefits provided under UDI's employee benefit plans to such employees immediately prior to Completion.

BAE North America has agreed to procure that the Surviving Corporation recognises the service of each employee of UDI and its subsidiaries who remains in the employment of the Surviving Corporation and its subsidiaries as if such service had been performed with BAE North America:

(i) for purposes of eligibility and vesting (but not benefit accrual under any defined benefit pension plan) under BAE North America's employee pension benefit plans;

(ii) for purposes of eligibility for vacation, and determining the amount of vacation to be received under BAE North America's vacation programmes;

(iii) for purposes of eligibility and participation under any health or welfare plan maintained by BAE North America (other than any post-employment health or post-employment welfare plan); and

(iv) unless covered under another arrangement with or of UDI, for eligibility and benefit calculation purposes under BAE North America's severance plans,

(in the case of each of clauses (i), (ii), (iii) and (iv), solely to the extent that BAE North America elects to make such plan or programme available to employees of the Surviving Corporation), but not for the purposes of any other employee benefit plan of BAE North America.

With respect to any welfare plan maintained by BAE North America in which employees of UDI and its subsidiaries who remain in the employment of the Surviving Corporation and its subsidiaries are eligible to participate after Completion, BAE North America and its subsidiaries (including the Surviving Corporation) have agreed to use commercially reasonable efforts to:

(i) waive, or cause to be waived, all limitations as to pre-existing conditions, exclusions with respect to participation and coverage requirements applicable to such employees to the extent that such conditions, exclusions and requirements were satisfied or did not apply to such employees under the welfare plans of UDI and its subsidiaries prior to Completion; and

(ii) provide each employee of UDI and its subsidiaries who remains in the employment of the Surviving Corporation and its subsidiaries with credit for any co-payments and annual deductibles paid prior to Completion in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

PART III

FINANCIAL INFORMATION ON UDI

This Part III comprises the following sections:

Section A Historical financial information relating to UDI

Section B Unaudited summary of differences between the accounting policies of BAE Systems and UDI

Section A Historical financial information relating to UDI

The financial information set out below has been extracted, without material adjustment, from the audited financial statements included in the annual reports on Form 10-K of UDI for the years ended 31 December 2002, 2003 and 2004 and which have been filed with the U.S. Securities and Exchange Commission.

Ernst & Young LLP has issued independent auditor's reports in connection with UDI's consolidated financial statements for each of the three years in the period ended 31 December 2004 that are required to be included in the annual report on Form 10-K pursuant to Section 13(a) of the U.S. Securities Exchange Act of 1934. Each such report was unqualified. These financial statements were prepared under U.S. GAAP.

UDI is due to hold its Q1 2005 earnings conference call on 28 April 2005 and file its unaudited Form 10-Q for the 3 months to 31 March 2005 with the U.S. Securities Exchange Commission on or before 10 May 2005.

Consolidated statements of operations

For the years ended 31 December

	2002	2003	2004
	(In thousands, except per share data)		
Sales	$ 1,725,346	$ 2,052,591	$ 2,292,355
Cost of sales	(1,388,616)	(1,639,706)	(1,807,306)
Selling, general and administrative expenses	(142,806)	(163,465)	(165,985)
Research and development	(27,673)	(29,810)	(32,568)
Income from operations	$ 166,251	$ 219,610	$ 286,496
Earnings related to investments in foreign affiliates	13,874	19,758	6,376
Interest income	4,218	3,911	4,781
Interest expense	(34,608)	(28,030)	(26,537)
Income before income taxes	$ 149,735	$ 215,249	$ 271,116
Provision for income taxes	(15,159)	(74,601)	(105,003)
Net income	$ 134,576	$ 140,648	$ 166,113
Basic earnings per common share	$ 2.62	$ 2.71	$ 3.20
Diluted earnings per common share	$ 2.55	$ 2.66	$ 3.15

Consolidated balance sheets

As at 31 December

	2002	2003	2004
		(In thousands)	
Current assets			
Cash and cash equivalents	$ 106,802	$ 286,730	$ 307,258
Trade receivables, net	192,166	168,625	202,980
Long-term contract inventories	399,189	392,850	324,937
Deferred tax asset	25,436	—	—
Other current assets	15,458	20,127	34,029
Total current assets	$ 739,051	$ 868,332	$ 869,204
Property, plant and equipment, net	170,378	181,283	199,507
Goodwill	341,962	342,843	355,653
Intangible assets	32,624	14,222	9,956
Prepaid pension and post retirement benefit cost	120,987	128,997	120,459
Restricted cash	10,120	12,244	13,201
Other assets	38,848	49,587	33,594
Total assets	$1,453,970	$1,597,508	$1,601,574
Current liabilities			
Current portion of long-term debt	13,011	52,043	52,043
Accounts payable, trade and other	121,801	118,316	132,480
Advanced payments	491,217	462,304	372,889
Current tax liability	—	—	25,159
Deferred tax liability	—	16,280	20,000
Accrued and other liabilities	140,914	146,493	170,164
Total current liabilities	$ 766,943	$ 795,436	$ 772,735
Long-term liabilities			
Long-term debt, net of current portion	576,989	524,946	472,904
Accrued pension and post retirement benefit cost	51,964	51,538	46,317
Deferred tax liability	15,124	17,695	5,166
Other liabilities	72,655	80,812	78,336
Total liabilities	$1,483,675	$1,470,427	$1,375,458
Stockholders' equity/(deficit):			
Common stock $0.01 par value	517	522	506
Additional paid-in-capital	177,740	183,337	198,083
Deferred compensation	(547)	(197)	(3,322)
Retained earnings/(deficit)	(194,952)	(54,304)	27,834
Accumulated other comprehensive gain/(loss)	(12,463)	(2,277)	3,015
Total stockholders' equity/(deficit)	$ (29,705)	$ 127,081	$ 226,116
Total liabilities and stockholders' equity/(deficit)	$1,453,970	$1,597,508	$1,601,574

Consolidated statements of changes in stockholders'.equity/(deficit)

	Common stock	Additional paid-in capital	Deferred compensation	Retained (deficit) earnings	Accumulated other comprehensive (loss)/gain	Total
			(In thousands)			
Balance, 31 December 2001	$509	$167,457	$ (648)	$(329,528)	$ (4,156)	$(166,366)
Amortisation of deferred stock compensation	—	—	101	—	—	101
Exercise of stock options	8	3,515	—	—	—	3,523
Tax benefit from stock options		6,768			—	6,768
Net foreign currency translation	—	—	—	—	4,400	4,400
Change in fair value of foreign currency and interest rate hedges, net of tax	—	—	—	—	(2,165)	(2,165)
Minimum pension liability, net of tax	—	—	—	—	(10,542)	(10,542)
Net income for the year ended 31 December 2002	—	—	—	134,576	—	134,576
Total comprehensive income						126,269
Balance, 31 December 2002	$517	$177,740	$ (547)	$(194,952)	$(12,463)	$ (29,705)
Amortisation of deferred stock compensation	—	—	350	—	—	350
Exercise of stock options	5	2,847	—	—	—	2,852
Tax benefit from stock options		2,750				2,750
Net foreign currency translation	—	—	—	—	2,371	2,371
Change in fair value of foreign currency and interest rate hedges, net of tax	—	—	—	—	478	478
Minimum pension liability, net of tax					7,337	7,337
Net income for the twelve months ended 31 December 2003	—	—	—	140,648	—	140,648
Total comprehensive income						150,834
Balance, 31 December 2003	$522	$183,337	$ (197)	$ (54,304)	$ (2,277)	$ 127,081
Issuance of restricted stock awards	—	4,798	(4,798)	—	—	—
Amortisation of deferred stock compensation	—	—	1,673	—	—	1,673
Exercise of stock options	9	12,495	—	—	—	12,504
Tax benefit from stock options	—	6,350	—	—	—	6,350
Shares repurchased	(24)	(8,744)	—	(83,975)	—	(92,743)
Shares invested in rabbi trust	(1)	(153)	—	—	—	(154)
Net foreign currency translation	—	—	—	—	1,103	1,103
Change in fair value of foreign currency and interest rate hedges, net of tax	—	—	—	—	4,308	4,308
Unrealised gains on investment	—	—	—	—	78	78
Minimum pension liability, net of tax	—	—	—	—	(197)	(197)
Net income for the twelve months ended 31 December 2004	—	—	—	166,113	—	166,113
Total comprehensive income						171,405
Balance, 31 December 2004	$506	$198,083	$(3,322)	$ 27,834	3,015	$ 226,116

Consolidated statements of cash flows

For the years ended 31 December

	2002	2003	2004
		(In thousands)	
Operating activities			
Net income	$ 134,576	$140,648	$ 166,113
Adjustments:			
Depreciation	25,346	27,853	31,755
Amortisation of software	5,375	4,852	4,414
Amortisation of other intangible assets	10,533	15,297	8,077
Write-off of goodwill due to closure shipyard facilities	—	—	4,496
Amortisation of financing costs	6,247	3,283	2,900
Deferred tax provision	(1,239)	43,317	(5,413)
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables, net	(53,164)	28,253	(25,730)
Inventories	(4,711)	4,047	76,112
Other assets	(3,716)	(16,419)	19,988
Prepaid pension and post retirement benefit cost	6,841	(8,010)	8,538
Accounts payable, trade and other	20,335	(8,427)	11,554
Advanced payments	58,867	(35,431)	(92,437)
Current tax liability	—	—	25,106
Accrued and other liabilities	(10,469)	27,619	7,902
Accrued pension and post retirement benefit cost	(15,522)	(3,116)	(6,490)
Cash provided by operating activities	$ 179,299	$223,766	$ 236,885
Investing activities			
Capital expenditures	(22,772)	(43,610)	(42,386)
Purchase of Cell ITS, net of cash acquired	(4,135)	—	—
Purchase of USMR, net of cash acquired	(306,949)	—	—
Purchase of Kaiser Compositek, Cercom and Hawaii Shipyards	—	—	(44,622)
Cash used in investing activities	$(333,856)	$ (43,610)	$ (87,008)
Financing activities			
Payments on long-term debt	(140,900)	(13,011)	(52,043)
Proceeds from senior secured facility	300,000	—	—
Proceeds from sale of common stock	3,523	2,852	12,504
Common stock repurchased	—	—	(92,743)
Payments for financing and transaction costs	(5,470)	—	—
Cash provided by (used in) financing activities	$ 157,153	$ (10,159)	$ (132,282)
Effect of exchange rate changes on cash	13,671	9,931	2,933
Increase in cash and cash equivalents	$ 16,267	$179,928	$ 20,528
Cash and cash equivalents, beginning of year	90,535	106,802	286,730
Cash and cash equivalents, end of period	$ 106,802	$286,730	$ 307,258

1. Basis of presentation

UDI is a global leader in the design, development and production of combat vehicles, artillery systems, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and allied militaries around the world, and through United States Marine Repair, Inc. ("USMR"), is the leading provider of non-nuclear ship repair, modernisation and conversion services to the U.S. Navy and related agencies. UDI believes its operating results are driven principally by the business activities related to its major military programmes. Currently UDI is the sole-source, prime contractor to the U.S. Department of Defense for many of these programmes. UDI reports its operations under two business segments: Defense Systems and Ship Repair and Maintenance. The Defense Systems segment programme portfolio consists of a mix of weapon systems development, production, upgrade and life cycle support programmes. The Ship Repair and Maintenance segment portfolio consists of ship repair, maintenance, and modernisation service programmes.

UDI's headquarters office is located in Arlington, Virginia. Its operations are primarily situated in the United States, with the exception of its Bofors subsidiary in Sweden and its joint venture in Turkey.

These financial statements include UDI's accounts and the accounts of its subsidiaries. Inter-company accounts and transactions are eliminated in consolidation.

2. Summary of significant accounting policies

Reclassifications

In the year ended 31 December 2003, Statement of Financial Accounting Standards ("SFAS") 145 was adopted leading to a reclassification of $1.7 million of extraordinary items and the related tax effects to interest expense for the year ended 31 December 2002.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In particular, estimates are used for contract costs and revenues used in the earnings recognition process, accruals related to environmental and other liabilities, allowance for doubtful accounts and pension and other retirement costs. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of investments with initial maturities of three months or less. UDI invests a majority of its available cash in money market securities with primarily one high credit quality financial institution.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is provided principally on the sum-of-the-years digits, straight-line and double-declining balance methods over estimated useful lives of the assets (computer equipment and software—three to five years; land improvements—twenty years; buildings—twenty to thirty-nine years; dry docks and piers—fifteen to thirty years; and machinery and equipment—two to twelve years).

Maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of property, plant and equipment or increase productivity are capitalised and depreciated.

Long-lived assets

UDI evaluates its long-lived assets to be held and used, including intangible assets subject to amortisation, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. UDI bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, the likelihood of sale or other significant disposition before the end of its previously estimated useful life, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset

2. Summary of significant accounting policies (continued)

may not be recoverable, UDI would use an estimate of the undiscounted value of expected future cash flows to determine whether the asset is recoverable and measure the amount of any impairment as the difference between the carrying amount of the asset and its estimated fair value. The fair value would be estimated using valuation techniques such as market prices for similar assets or discounted future cash flows.

Goodwill and other intangible assets

2002

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No 141 "Business Combinations" and No 142 "Goodwill and Other Intangible Assets" effective for fiscal years beginning after 15 December 2001. Under the new rules, goodwill and indefinite-lived intangible assets are no longer amortised but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortised over their useful economic lives.

On 1 January 2002, UDI began to apply the new rules on accounting for goodwill and other intangible assets and ceased the amortisation of goodwill (both existing) and goodwill resulting from the USMR acquisition). UDI has completed the required transitional and annual impairment tests of goodwill and determined that there is no impairment of goodwill.

2003 and 2004

Goodwill is not subject to amortisation but is tested for impairment on an annual basis and more frequently if indicators of impairment exist. In assessing impairment of goodwill, UDI compares the estimated fair value of each reporting unit to the carrying value of that reporting unit as of 1 October (its annual testing date). If the carrying value is greater than the fair value of the reporting unit, an impairment charge is recorded in accordance with SFAS 142. UDI completed the required annual impairment test of goodwill as of 1 October 2004 and 2003 and determined that there was no impairment of goodwill. During 2004, UDI also adopted plans to discontinue operations at two shipyard facilities that are part of the Ship Repair and Maintenance segment and recorded a charge to earnings of $4.5 million which represents the carrying amount of the goodwill associated with these businesses.

Intangible assets are amortised on the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If indicators of impairment exist for intangible assets, and future cash flows were not expected to be sufficient to recover the assets carrying amount, an impairment loss would be charged to expense in the period identified.

Equity investments in affiliated companies

UDI's investment in its 51 per cent. owned foreign joint venture in Turkey, FNSS Savunma Sistemleri A.S. ("FNSS") and the former joint venture in Saudi Arabia are accounted for using the equity method because UDI does not control them due to its partner's veto rights over most operating decisions, although UDI does have the ability to exercise influence over its operating and financial policies. UDI's share of the earnings from its investment in Turkey plus its former joint venture in Saudi Arabia was $13.9 million, $19.8 million and $6.4 million (net of write-off of investments for $5.3 million) for the years ended 31 December 2002, 2003 and 2004, respectively.

Since the beginning 1 March 2002, UDI has no longer recorded its share of earnings from its Saudi Arabia joint venture because, per the terms of the sale agreement, UDI is no longer entitled to such earnings as of that date.

A dividend payment from FNSS in 2005 is unlikely. Since FNSS has completed its production contracts, its ability to pay dividends in future years is unclear. Consequently, this deterioration in the outlook is viewed as other than temporary. UDI discontinued recognising its share of the equity in earnings and wrote off its investment balance as of 30 June 2004.

2. Summary of significant accounting policies (continued)

The following table reports financial results from the joint ventures in Turkey and Saudi Arabia:

	31 December		
	2002	2003	2004
	(In thousands)		
Current assets	$230,640	$174,023	$51,025
Non-current assets	34,538	43,790	21,051
Current liabilities	216,596	184,816	51,405
Long-term liabilities	3,850	—	—

	31 December		
	2002	2003	2004
	(In thousands)		
Sales	$198,123	$220,206	$184,356
Cost of sales	116,000	130,100	98,294
Net income	37,106	36,228	33,332

Restricted cash

Restricted cash consists mainly of cash held in escrow to support letters of credit as required under the Bofors purchase agreement. The restriction will expire upon release of the former owners of Bofors as guarantors under the letters of credit.

Deferred financing costs

The costs associated with obtaining financing have been deferred and are amortised over the terms of the underlying loan agreements using a method that approximates the effective interest method. Deferred financing fee expense is classified in interest expense and totalled $5.1 million, $3.3 million and $2.9 million for the years ended 31 December 2002, 2003 and 2004, respectively. The deferred financing charges related to the unamortised deferred financing costs associated with early extinguishment of debt are included in the deferred financing fee expense.

Advanced payments

Advanced payments by customers for deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as current liabilities. The payments are recorded as revenue when certain criteria are met as described in the Revenue and Profit Recognition for Contracts-in-Progress accounting policy.

Foreign currency translation

The financial position and operating results of UDI's foreign operations are prepared using the local currencies as the functional currency. The balance sheet accounts are translated at exchange rates in effect at the end of the period, and income statement accounts are translated to U.S. dollars at average exchange rates during the period. The resulting translation gains and losses are included as a separate component of stockholders' equity. There was $2.5 million, $4.9 million and $6.0 million of gains included in accumulated other comprehensive income from currency translation adjustments as of 31 December 2002, 2003 and 2004, respectively. Foreign currency transaction gains and losses are included in UDI's income statement in the period in which they occur.

Inventories

The majority of UDI's inventories are related to contracts in process and are recorded at cost determined on a last-in, first-out ("LIFO") basis. Inventory costs include manufacturing overhead. The current replacement cost of LIFO inventories exceeded their recorded values by approximately $17.2 million, $23.6 million and $32.5 million at 31 December 2002, 2003 and 2004, respectively.

2. Summary of significant accounting policies (continued)

Revenue and profit recognition for contracts-in-progress

UDI uses different techniques for estimating and recording revenues depending on the type and characteristics of the contract. Sales are recognised on most fixed-price production contracts when the risks and rewards of ownership have been transferred to the customer. For UDI's DoD production contracts, those criteria are typically met when the manufacture of the product is completed and the customer has certified it as meeting the contract specifications and as having passed quality control tests. However, under recent Bradley and M113 production contracts, sales are not recognised until the vehicles are fielded to individual Army units, because it is at that point that the risks and rewards of ownership are stipulated to be transferred. Fielding a vehicle refers to the final deprocessing activity such as verification of proper running condition, installing on-board equipment, and obtaining certified customer acceptance at their site of operation. This contractual provision extends the period of time during which these vehicles are carried as inventory and may result in an uneven distribution of revenue from these contracts between periods.

For production contracts with foreign customers, sales are generally recorded upon shipment of products to the customer, which corresponds to when the risks and rewards of ownership transfer. Gross margin on each unit delivered or accepted is recognised, based on an estimate of the margin that will be realised over the life of the related contract. UDI evaluates estimates of gross margin on production contracts quarterly and recognises changes in estimates of gross margins during the period in which those changes are determined. Sales under fixed-price ship repair and maintenance contracts are recognised as work is performed. Under this method, contract costs are expensed as incurred and sales are recognised simultaneously based on the ratio of direct labour inputs and other costs incurred to date compared with estimated total direct labour inputs and total costs. Sales under cost reimbursement contracts for research, engineering, prototypes, ship repair and maintenance and certain other contracts are recorded as costs are incurred and include estimated base fees in the proportion that costs incurred to date bear to total estimated costs. Award fees are recorded as revenue when contracts are modified to incorporate the earned award fees. UDI charges any anticipated losses on a contract to operations as soon as those losses are determined.

At 31 December 2002, 2003 and 2004, trade receivables include $38.3 million, $21.1 million and $34.5 million respectively related to contractual revenue that had not been billed to customers. These amounts are generally billable within the following year. Receivables include U.S. Government holdbacks for in-process ship repair and maintenance contracts of $3.9 million, $6.5 million and $2.3 million at 31 December 2002, 2003 and 2004, respectively. The allowance for doubtful accounts was $2.3 million, $2.8 million and $2.7 million at 31 December 2002, 2003 and 2004, respectively.

Stock-based compensation

At 31 December 2004, 2003 and 2002, UDI had a stock-based employee compensation plan, which is described more fully in Note 10. UDI accounts for the plan under the recognition and measurement principles of Auditing Practices Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, UDI records compensation expense over the vesting period in its consolidated statements of operations if the option price is less than fair value of the common stock at the date an option is granted.

Most of the amortisation in 2004 was related to restricted stock awards. The compensation recorded in the financial statements reflects the amortisation based on vesting of stock options (and restricted stock awards for 2004).

2. Summary of significant accounting policies (continued)

The following table illustrates the effect on net income and earnings per share if UDI had elected to apply the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	31 December		
	2002	2003	2004
	(In thousands, except per share data)		
Reported net income	$134,576	$140,648	$166,113
Add back: Compensation expense recorded, net of related tax effects	61	507	1,025
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(878)	(5,748)	(7,291)
Pro forma net income	$133,759	$135,407	$159,847
Earnings per share:			
Basic—as reported	$ 2.62	$ 2.71	$ 3.20
Basic—pro forma	$ 2.60	$ 2.61	$ 3.08
Diluted—as reported	$ 2.55	$ 2.66	$ 3.15
Diluted—pro forma	$ 2.53	$ 2.56	$ 3.03

The effect of applying FASB Statement No. 123 on the net income as stated above is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options, the amount of forfeitures, and additional stock options that may be granted in future years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes model with the following assumptions (for years with multiple grant dates, weighted average data is presented):

	2002*	2003	2004
Risk-free interest rate	N/A	3.5%	3.12%
Expected dividend yield	N/A	0.0%	0.0%
Expected volatility	N/A	32.8%	25.9%
Expected option term (in years)	N/A	7	5

* No stock options were granted in 2002.

In 2003, stock options were granted to purchase 2,215,323 common shares at a weighted average exercise price of $23.16 which resulted in no additional compensation expense. In 2004, additional stock options were granted to purchase 500,000 common shares at an exercise price of $31.80. As of 31 December 2004, there were 2,693,172 options outstanding. These grants resulted in no additional compensation expense under APB Opinion No. 25.

Restricted stock

During 2002 and 2004, UDI issued 1,372 and 146,800 shares of restricted stock, respectively, with a weighted average fair value of $21.85 and $32.48, respectively. No grants were made during 2003. On 2 March 2005, UDI issued 266,700 shares of restricted stock at a fair value of $56.68 per share. Restricted shares are issued at the market price of the stock at the date of grant. The restricted shares require no payment from the recipient employee or director and compensation expense is recorded based on the market price on the grant date recorded over the vesting period of three years. During 2004, compensation expense related to these restricted stock grants was approximately $1.0 million, net of taxes.

2. Summary of significant accounting policies (continued)

Rabbi trust accounts

UDI offers a deferred compensation arrangement which allows certain employees to defer a portion of their earnings and defer the related income taxes. These deferred earnings are invested in a "rabbi trust", and are accounted for in accordance with Emerging Issues Task Force Issue No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested. A rabbi trust is a funding vehicle used to protect deferred compensation benefits from certain events (other than bankruptcy). The assets of the trust are to be consolidated with those of the employer and the value of the employer's stock held in the rabbi trust should be classified in shareholders' equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares UDI has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as shares held in rabbi trust and deferred compensation liability, respectively. The amount invested in the rabbi trust, which was approximately $18.6 million at 31 December 2004, was classified as other assets on UDI's balance sheet.

UDI maintains the assets of a non-qualified pension plan in a rabbi trust and as such the fair value of the assets are not included in the tables in Note 7, Pensions and Other Post Retirement Benefits. The fair value of the assets that are held in the rabbi trust are approximately $3.6 million and are included in other assets on the balance sheet.

Stock repurchase

In March 2004, UDI's board of directors authorised the repurchase of up to $100 million of UDI common stock. The total number of shares repurchased under the plan as of 31 December 2004 was 2,491,800 at an aggregate cost of $92.7 million, before expenses. In January 2005, UDI's board of directors authorised the repurchase of up to an additional $100 million shares of UDI common stock.

Income taxes

UDI accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to be effective when these differences reverse.

Derivatives and hedging activities

Effective 1 January 2001, UDI adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As a result, UDI recognises all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognised periodically in the results of operations or in stockholders' equity as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of the derivatives accounted for as fair value hedges are recorded in the results of operations along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income. Changes in fair values of derivatives not qualifying as hedges are reported in the results of operations. There was a $4.4 million and a $3.6 million cumulative loss, net of taxes of ($2.9) million and ($2.4) million, and a $0.8 million cumulative gain, net of taxes, of accumulated comprehensive income from changes in the fair value of foreign currency and interest rate hedges as of 31 December 2002, 2003 and 2004, respectively.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." UDI adopted SFAS No. 143, which provides accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets, effective 1 January 2003. Under SFAS No. 143, an Asset Retirement Obligation ("ARO") is recorded at fair value in the period in which it is incurred by increasing

2. Summary of significant accounting policies (continued)

the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted towards the ultimate obligation amount and the capitalised ARO costs are depreciated over the useful life of the related asset.

The AROs that have been recorded as part of the transition adjustment upon adopting SFAS 143 and the accretion and relative depreciation following have not been significant to UDI's statement of operations or its financial position through 31 December 2004.

New accounting pronouncements

2002

In April 2002, the FASB issued Statement No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," now will be used to classify those gains and losses. Under APB 30, gains and losses on early extinguishment of debt would only be classified as extraordinary if the extinguishment is considered unusual and infrequent.

Generally, the provisions of SFAS 145 are effective for financial statements issued for fiscal years beginning after 15 May 2002. Effective 1 January 2003, the gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item is required to be reclassified as ordinary income. The impact of adoption of this statement resulted in the reclassification of gains and losses on extinguishment of debt from extraordinary gains and losses to income before extraordinary item in 2002.

In June 2002, the FASB issued Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)." SFAS 146 specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in Concepts Statement 6, "Elements of Financial Statements," is met. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after 31 December 2002. UDI is currently evaluating the impact of adoption of this statement, but does not believe it will have a significant impact on its financial statements.

On 31 December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Statement 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. UDI has disclosed the impact of Statement 148 in the "Stock-Based Compensation" section of its significant accounting policies.

2003

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 became effective in the first quarter of 2004 and requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for

2. Summary of significant accounting policies (continued)

business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The adoption of the Interpretation has not had a significant impact on UDI's financial statements.

In December 2003, the FASB issued FASB Interpretation No 46R (FIN 46R) which amends and supersedes the original FIN 46. Effective January 2004, UDI adopted FIN 46R. Any impacts of applying FIN 46R to an entity to which FIN 46 had previously been applied are considered immaterial to UDI's results of operations and financial position.

In December 2003, the FASB issued Statement No. 132R, "Employers' Disclosure about Pensions and Other Post retirement Benefits." SFAS No. 132R requires additional disclosures about defined benefit pension plans and other post retirement benefit plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. UDI has adopted this pronouncement as of 31 December 2003 for all of its U.S. plans and 31 December 2004 for its non-U.S. plans.

2004

In March 2004, the EITF reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and SFAS No. 124, "Accounting for Certain Investments Held by Not-For-Profit Organizations", and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1., "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,"" which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognise other-than-temporary impairments as required by existing authoritative literature.

The adoption of EITF 03-1 is not expected to have a material impact on UDI's results of operations and financial position.

On 13 October 2004, the FASB reached a consensus on the effective date for SFAS No. 123R ("SFAS 123R"), "Share-Based Payment." SFAS 123R requires us to measure compensation cost for all share-based payments at fair value for interim and annual periods beginning after 15 June 2005. UDI is currently evaluating the requirements and impact of SFAS 123R on its consolidated financial statements.

In May 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Act"). The Act introduces a prescription drug benefit under Medicare beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to Medicare. FSP No. 106-2 requires an employer to initially account for any subsidy received under the Act as an actuarial experience gain to the accumulated post retirement benefit obligation which would be amortised over future service periods. Future subsidies would reduce service cost each year. FSP No. 106-2 became effective for UDI beginning in the quarter ended 30 September 2004. Due to the nature of UDI's contribution to the retiree healthcare benefit plan, UDI does not expect a significant impact to its results of operations in any period.

On 22 October 2004, the FASB issued two FASB Staff Positions (FSPs) regarding the accounting implications of the American Jobs Creation Act of 2004. UDI is currently evaluating the requirements and impact of FSP No. 109-1, "Application of FASB Statement No. 109 'Accounting for Income Taxes' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004". However, it is not expected to have a material effect on UDI's effective tax rate. FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" will not affect UDI's consolidated financial statements.

3. Acquisitions

2002

On 26 March 2002, through its Bofors subsidiary, UDI finalised the acquisition of 100 per cent. of the outstanding stock of Cell ITS AB ("Cell ITS"), a company incorporated under the laws of Sweden and wholly-owned by Cell Network AB. Cell ITS specialises in interactive training and simulation. As consideration for the purchase, UDI paid the former owner, Cell Network AB, 45 million Swedish krona (SEK) (approximately $4 million in 2004, $4.3 million in 2003), of which 20 million SEK was held in escrow as a lien for the fulfilment of certain receivables. The transaction was accounted for as a purchase. Accordingly, the financial statements reflect the results of operations of Cell ITS from the date of acquisition.

Effective 2 July 2002, UDI completed the acquisition of 100 per cent. of the outstanding stock of USMR from The Carlyle Group (then one of its significant shareholders) for $306.9 million (net of $7.3 million of acquired cash), including the repayment of approximately $105 million of USMR debt. The acquisition of USMR helped to balance and diversify UDI's portfolio, provided it with a strategic growth platform, and expanded its mission to support the U.S. Navy with superior technology and services. As a result of the transaction, USMR became a wholly-owned subsidiary. The transaction was accounted for as a purchase. UDI financed the acquisition with cash on hand and by amending its credit facility to borrow an additional $300 million. UDI began to consolidate the results of operations of USMR as of the effective date of the transaction.

The following are the unaudited pro forma consolidated results of UDI's operations for the year ended 31 December 2002, assuming the USMR acquisition occurred at the beginning of 1 January 2002, and UDI's actual results of operations for the year ended 31 December 2003 and 2004.

	31 December		
	2002	2003	2004
	(In thousands, except per share data)		
Sales	$1,976,589	$2,052,591	$2,292,355
Cost of sales	1,604,266	1,639,706	1,807,306
Net income	137,328	140,648	166,113
Earnings per common share—basic	$ 2.67	$ 2.71	$ 3.20
Earnings per common share—diluted	$ 2.60	$ 2.66	$ 3.15

These unaudited pro forma consolidated results are not necessarily indicative of future outcomes.

In 2002, goodwill of $240.3 million resulting from the USMR acquisition was assigned to the Ship Repair and Maintenance segment. Goodwill of $101.6 million resulting from all previous acquisitions was assigned to the Defense Systems segment.

The following table summarises the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of USMR's acquisition in 2002:

	At 2 July 2002
	(In thousands)
Current assets	$ 65,169
Property, plant and equipment	86,911
Intangible assets: contract rights and customer relationships	29,527
Intangible assets: non-compete	2,000
Goodwill	240,338
Other assets	5,354
Total assets	429,299
Current liabilities	72,650
Long-term liabilities	42,415
Total liabilities	115,065
Net assets acquired	$314,234

3. Acquisitions (continued)

The stepped-up value over the historical net book value of property and equipment was derived from an increase related to land and improvements of $4.9 million and an increase related to dry docks and piers of $15.9 million which are being depreciated on a straight-line basis over the remaining life of the assets, which averages approximately 18 years. The identifiable intangible assets acquired include contract rights and customer relationships ($29.5 million) and a non-compete agreement ($2 million). These intangible assets will be amortised over a period of 4 years, which represents their estimated economic useful life. The contract rights will be amortised based on when projected sales are expected to occur and the non-compete agreement will be amortised on a straight-line basis. None of the stepped-up basis of tangible or intangible assets is deductible for tax purposes.

2003

No acquisitions were reported in 2003.

2004

On 5 February 2004, UDI completed the acquisition of the assets of Kaiser Compositek, Inc. ("KCI") for a purchase price of $8.5 million. KCI, located in Brea, California, is a provider to government and industry sectors with particular emphasis on primary structures fabricated with polymeric composites. The acquisition is expected to enhance UDI's development of advanced weapon systems and combat vehicles for the armed forces.

On 1 March 2004, UDI purchased certain assets and liabilities of the Pearl Harbor, Hawaii ship repair operations of Pacific Shipyards International, LLC and Honolulu Shipyards, Inc. for a purchase price after adjustments of $15.0 million. The Pearl Harbor ship repair business is being operated by a newly formed subsidiary, Hawaii Shipyards, Inc. ("HSI"). Principals of the predecessor entity serve as directors of HSI.

On 1 March 2004, UDI completed the acquisition of Cercom, Inc. of Vista, California for a purchase price of $21.1 million. Cercom is a producer of advanced ceramic materials and supplier of light-weight ceramic armour. The acquisition is expected to enhance UDI's market presence regarding survivability solutions in specialty metals and composites.

On 13 January 2005, UDI completed the acquisition of Engineered Plastic Designs, Inc., doing business as EPD Container Solutions ("EPD"), of Berthoud, Colorado, for $8.0 million. EPD is a full service provider of specialised containers for military munitions. The acquisition was complementary to UDI's existing U.S. Navy canister business, which will enable it to extend products to all military services as well as other aerospace applications.

4. Property, plant and equipment

Property, plant and equipment consists of the following:

	31 December		
	2002	2003	2004
		(In thousands)	
Buildings	$ 62,672	65,784	$ 73,725
Machinery and equipment	185,125	186,076	201,692
Dry docks and piers	54,079	72,232	76,056
Land and improvements	21,613	22,143	24,991
Software	45,234	39,941	43,990
Construction in progress	9,290	14,790	13,811
	378,013	400,966	434,265
Less: Accumulated depreciation	(207,635)	(219,683)	(234,758)
Property, plant and equipment, net	$ 170,378	$ 181,283	$ 199,507

5. Goodwill and intangible assets

The net goodwill balance at 31 December 2001 was $97,582,000.

The following table summarises the changes in UDI's net goodwill balance during 2003 and 2004:

	Defense Systems	Ship Repair and Maintenance	Total
		(In thousands)	
Balance as of 31 December 2002	$101,624	$240,338	$341,962
Foreign currency translation gain	881	—	881
Balance as of 31 December 2003	$102,505	$240,338	$342,843
Loss related to closure of shipyard facilities	—	(4,496)	(4,496)
Acquisitions	7,437	9,458	16,895
Foreign currency translation gain	411	—	411
Balance as of 31 December 2004	$110,353	$245,300	$355,653

Intangible assets consist of the following:

	31 December		
	2002	2003	2004
		(In thousands)	
Contract rights and customer relationships	$ 29,527	$ 29,527	$ 32,839
Non-compete agreements	29,000	29,000	2,500
Other	3,850	690	690
Total	62,377	59,217	36,029
Less: accumulated amortisation	$(29,753)	$(44,995)	$(26,073)
Intangible assets, net	$ 32,624	$ 14,222	$ 9,956

The contract rights and customer relationships are being amortised based on when projected sales are expected to occur and the non-compete agreement is amortised on a straight-line basis. Intangible assets are written off when they are fully amortised. The amortisation expense of intangible assets for the years ended 31 December 2003 and 2004 was $15.3 million and $8.1 million, respectively. In 2002, UDI wrote off $172,736 of fully amortised contract rights, previously referred to as firm business and ongoing programs.

Amortisation expense is estimated as follows:

	2002	2003	2004
		(In thousands)	
2003	$12,452	—	—
2004	8,578	$ 6,401	—
2005	6,470	5,089	$5,987
2006	3,367	2,732	3,752
2007	351	—	100
2008	—	—	100
2009	—	—	17
Thereafter from 2007	1,406	—	—
Total	$32,624	$14,222	$9,956

6. Accrued and other liabilities

Accrued and other liabilities consist of the following:

	31 December		
	2002	2003	2004
		(In thousands)	
Accrued payroll and benefits	$ 80,557	$ 73,838	$ 92,580
Contract related reserves	24,628	30,676	30,616
Other accrued liabilities	35,729	41,979	46,968
Total	$140,914	$146,493	$170,164

7. Pensions and other post retirement benefits

The majority of UDI's domestic Defense Systems segment employees are covered by retirement plans. Plans covering salaried employees provide pension benefits based on years of service and compensation. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. UDI's funding policy is to make contributions based on the projected unit credit method and to limit contributions to amounts that are currently deductible for tax purposes. In addition, certain current and former employees at UDI's Norfolk shipyard are covered by two qualified pension plans and two defined benefit deferred compensation plans providing for payments upon retirement, death, or disability.

With the exception of Bofors, most of UDI's Defense Systems segment employees are covered by post retirement health care and life insurance benefit programmes. Employees generally become eligible to receive benefits under these plans after they retire, to the extent that they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. UDI has reserved the right to change or eliminate these benefit plans.

At 31 December 2004, Bofors had a pension obligation of $16.5 million, which is included in accrued pension and post retirement benefit cost on the consolidated balance sheet at 31 December 2004, in accordance with SFAS 132(R). At 31 December 2002 and 2003, Bofors had a pension obligation of $12.8 million and $16.1 million, respectively, which is included in accrued pension and post retirement benefit cost on the consolidated balance sheet at 31 December 2002 and 2003. Bofors pension obligation is administered by an agent of the Swedish government using methods and assumptions different from those used to determine domestic amounts. Accordingly, the following tables do not include this liability. The Swedish Government maintains the pension plan and accordingly controls the assets of the plan. Consequently, the investment strategy, plan asset mix, estimated rate of return, future expected annual benefit payments and the accumulated pension obligation are not available to Bofors. Bofors expects to contribute approximately $4.2 million to their pension plan during 2005.

UDI used 31 December as the measurement date for the majority of its plans.

The information contained in the following tables is based on reliable and reasonable estimates. Differences between the actual amounts of plan assets and the amounts included in these tables are considered immaterial.

7. Pensions and other post retirement benefits (continued)

The change in benefit obligation and plan assets of the plans and recognised in the balance sheets at 31 December 2002, 2003 and 2004, are as follows:

	Pension benefits		
	2002	2003	2004
	(In thousands)		
Change in benefit obligation			
Benefit obligation at beginning of year	$540,720	$658,527	$723,559
Acquisition of USMR	44,127	—	—
Service cost	16,647	17,778	19,557
Interest cost	38,584	41,522	43,442
Net benefits paid, including settlements	(26,906)	(26,693)	(27,407)
Participant contributions	—	—	
Actuarial loss	44,157	32,067	43,008
Plan amendments	1,198	358	—
Benefit obligation at end of year	$658,527	$723,559	$802,159
Change in plan assets			
Fair value of plan assets at beginning of year	$608,701	$578,806	$697,810
Acquisition of USMR	23,961	—	—
Actual return on plan assets	(30,629)	142,938	81,529
Employer contributions	3,679	2,758	8,009
Employee contributions	—	—	—
Net benefits paid, including settlements	(26,906)	(26,692)	(27,407)
Fair value of plan assets at end of year	$578,806	$697,810	$759,941
Funded status	$ (79,721)	$ (25,749)	$ (42,218)
Unrecognised actuarial loss (gain)	157,387	97,609	109,823
Unrecognised prior service cost	14,991	13,557	11,725
Unrecognised transition obligation	—	—	—
Net amount recognised	$ 92,657	$ 85,417	$ 79,330
Amounts recognised in the consolidated balance sheet consisting of:			
Prepaid pension and post retirement benefit cost	$108,660	$113,251	$100,907
Accrued pension and post retirement benefit cost	(36,733)	(33,173)	(27,244)
Intangible asset	3,160	—	—
Accumulated other comprehensive income	17,570	5,339	5,667
Net amount recognised	$ 92,657	$ 85,417	$ 79,330

7. Pensions and other post retirement benefits (continued)

The change in prepaid or accrued pension and post retirement costs recognised in the balance sheets, at 31 December 2002, 2003 and 2004, are as follows:

	Post retirement benefits		
	2002	2003	2004
	(In thousands)		
Change in benefit obligation			
Benefit obligation at beginning of year	$47,211	$50,572	$57,007
Acquisition of USMR	2,530	—	—
Service cost	1,199	1,477	1,487
Interest cost	3,091	3,316	3,212
Net benefits paid, including settlements	(4,389)	(3,858)	(3,985)
Participant contributions	129	—	—
Actuarial (gain) loss	(529)	5,500	3,192
Plan amendments	1,330	—	2,632
Benefit obligation at end of year	$50,572	$57,007	$63,545
Change in plan assets			
Fair value of plan assets at beginning of year	$66,008	$60,328	$71,444
Acquisition of USMR	—	—	—
Actual return on plan assets	(3,267)	11,682	4,425
Employer contributions	1,847	3,292	3,236
Employee contributions	129	—	—
Net benefits paid, including settlements	(4,389)	(3,858)	(3,985)
Fair value of plan assets at end of year	$60,328	$71,444	$75,120
Funded status	$ 9,756	$14,437)	$11,574
Unrecognised actuarial (gain) loss	(1,063)	(2,047)	1,777
Unrecognised prior service cost	1,194	1,059	3,501
Unrecognised transition obligation			153
Net amount recognised	$ 9,887	$13,449	$17,005
Amounts recognised in the consolidated balance sheet consist of:			
Prepaid pension and post retirement benefit cost	$12,327	$15,746	$19,552
Accrued pension and post retirement benefit cost	(2,440)	(2,297)	(2,547)
Intangible asset	—	—	—
Accumulated other comprehensive income	—	—	—
Net amount recognised	$ 9,887	$13,449	$17,005

The accumulated benefit obligation for all defined benefit pension plans was $572.2 million, $639.1 million and $709.0 million at 31 December 2002, 2003 and 2004 respectively.

The following table summarises information for pension plans with an accumulated benefit obligation in excess of plan assets:

	31 December		
	2002	2003	2004
	(In thousands)		
Projected benefit obligation	$102,288	$59,510	$63,406
Accumulated benefit obligation	101,105	55,348	58,716
Fair value of plan assets	66,797	24,519	32,018

7. Pensions and other post retirement benefits (continued)

The following tables show the components of the net periodic benefit costs:

	Pension benefits			Other benefits		
	2002	2003	2004	2002	2003	2004
	(In thousands)					
Service cost	$ 16,647	$ 17,778	$ 19,557	$ 1,199	$ 1,477	$ 1,487
Interest cost	38,584	41,522	43,442	3,092	3,316	3,212
Expected return on plan assets	(55,016)	(54,236)	(56,731)	(5,813)	(5,200)	(5,451)
Net amortisation and recognised losses	1,279			(455)		
Amortisation of prior service cost		1,792	1,831		136	190
Recognised net actuarial loss		2,224	6,774		2	62
Net periodic benefit cost	$ 1,494	$ 9,080	$ 14,872	$(1,977)	$ (269)	$ (499)

Additional Information:

	Pension benefits			Other benefits		
	2002	2003	2004	2002	2003	2004
	(In thousands)					
(Decrease) Increase in minimum liability included in other comprehensive income	$17,570	$(12,231)	$328	N/A	N/A	N/A

The following table summarises the assumptions used to determine benefit obligations at 31 December 2002, 2003 and 2004:

	Pension benefits			Other benefits		
	2002	2003	2004	2002	2003	2004
Discount rate	6.5%	6.0%	5.75%	6.5%	6.0%	5.75%
Rate of compensation increase	4.5%	4.0%	4.0%	4.5%	4.0%	4.0%

The following table summarises the assumptions used to determine net periodic benefit costs for years ended 31 December 2002, 2003 and 2004:

	Pension benefits			Other benefits		
	2002	2003	2004	2002	2003	2004
Discount rate	7.0%	6.5%	6.0%	7.0%	6.5%	6.0%
Expected return on assets	9.0%	8.5%	8.5%	9.0%	7.7%	7.7%
Rate of compensation increase	4.5%	4.5%	4.0%	4.5%	4.5%	4.0%

The expected long-term rate of return on assets assumption of 8.5 per cent. for the pension plans was based on historical returns of the assets in the pension plans.

The expected long-term rate of return on assets assumption for the other retirement benefit plans was chosen from the range of likely results of compound average annual returns over a 20-year time horizon. The model was based on historical equity market returns during the period 1926-2002.

Assumed health care cost trend rates at 31 December:

	2003	2004
Defense Systems segment:		
Health care cost trend rate assumed for next year	7.0%	15.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2006	2015
Ship Repair and Maintenance segment:		
Health care cost trend rate assumed for next year	9.0%	15.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2015

7. Pensions and other post retirement benefits (continued)

For measurement purposes a 9 per cent. annual rate of increase in the per capita cost of covered health care benefits is assumed for 2002. The rate was assumed to decrease to 5 per cent. in 2006 and remain at that level thereafter. Assumed health care cost trend rates have an effect on the amounts reported for the post retirement health care plan.

Assumed health care cost trend rates effect on the amounts reported for the health care plans. A 1-percentage point change in assumed health care cost trend rates would have the following effect:

	1-Percentage point increase			1-Percentage point decrease		
	2002	2003	2004	2002	2003	2004
Effect on total of service and interest cost	$ 37	$ 39,167	$ 74,273	$ (34)	$ (35,033)	$ (66,570)
Effect on post retirement benefit obligation	$437	$492,177	$951,081	$(389)	$(440,941)	$(853,130)

Plan assets

UDI's pension plans and post retirement benefit plans asset allocations at 31 December 2002, 2003 and 2004, by asset category are as follows:

	Pension plan percentage of plan assets at 31 December			Retiree benefit plan percentage of plan assets at 31 December		
Asset category	2002	2003	2004	2002	2003	2004
Equity securities	97.5%	97.2%	96.7%	97.4%	98.8%	99.3%
Debt securities	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Real estate	2.2%	2.5%	2.9%	0.0%	0.0%	0.0%
Other	0.3%	0.3%	0.4%	2.6%	1.2%	0.7%
Total	100%	100.0%	100.0%	100%	100.0%	100.0%

UDI's pension and employee welfare benefit plans investment strategy is to invest primarily in domestic and international equity securities to achieve annual average rates of return, over a long-term horizon. The majority of UDI's assets are invested with equity fund managers, however, these fund managers have the flexibility to invest in interest bearing instruments based on their evaluation of the market conditions.

Contributions

UDI expects to contribute $2.5 million and $2.7 million to its pension plans and post retirement plans, respectively, in 2005.

In 2003, UDI expected to contribute $7.5 million and $3.5 million to its pension plans and post retirement plans, respectively, in 2004.

Estimated future benefit payments

Estimated future benefit payments, which reflect expected future service in 2004, as appropriate, are as follows:

	Pension benefits	Other benefits
	2004	2004
	(In thousands)	
2005	$ 30,839	$ 3,009
2006	32,381	3,259
2007	34,468	3,519
2008	37,308	3,648
2009	39,595	3,848
2010–2014	246,983	23,183

8. Long-term debt

Borrowings under long-term debt arrangements are as follows:

	31 December		
	2002	2003	2004
		(In thousands)	
Senior secured credit facilities	$590,000	$576,989	$524,947
Less: current portion	13,011	52,043	52,043
Total	$576,989	$524,946	$472,904

Senior secured credit facility

In August 2001, UDI entered into a credit facility with various banks that included $600 million of term loan facilities and a $200 million revolving credit facility. On 2 July 2002, UDI amended the credit facility to borrow an additional $300 million for the purchase of USMR (see Note 3). UDI incurred $5.5 million in additional financing fees that have been deferred and are being amortised over the remaining term of the credit facility using the effective interest method.

Outstanding borrowings on the term loan facilities were $590.0 million, $577.0 million and $524.9 million at 31 December 2002, 2003 and 2004, respectively. The facilities bear interest at variable rates with a weighted average rate of 3.92 per cent., 3.10 per cent. and 4.43 per cent. at 31 December 2002, 2003 and 2004, respectively. These loans are due through 2009 and provide for quarterly principal and interest payments. In 2003, UDI also had interest rate swap agreements for $173.0 million and $20.0 million providing for fixed interest rates of 3.45 per cent. and 3.77 per cent. at 31 December 2003.

The revolving credit facility provides for loans and letters of credit and matures in 2007. UDI had outstanding letters of credit under the facility of approximately $157.6 million, $114.5 million and $75.7 million at 31 December 2002, 2003 and 2004, respectively, and $42.4 million, $85.5 million and $124.3 million available under the revolving credit facility at 31 December 2002, 2003 and 2004, respectively. UDI is obligated to pay a fee of 0.375 per cent. on the unused revolving credit facility.

Amounts outstanding under the senior secured credit facility are guaranteed by certain of UDI's subsidiaries and are secured by a lien on its assets.

The senior secured credit facility contains customary covenants restricting the incurrence of debt, encumbrances on and sales of assets, limitations on mergers and certain acquisitions, limitations on changes in control, certain restrictions on payment of dividends, provision for the maintenance of certain financial ratios, and various other financial covenants and restrictions. There were no events of default as of 31 December 2002, 2003 and 2004.

Pursuant to the terms of the agreement entered into under the senior secured credit facility, UDI's applicable margin for the term loans may be reduced if its leverage ratio (as defined in the Agreement) decreases. UDI's results during the years ended 31 December 2002, 2003 and 2004, exceeded the required leverage ratio targets, resulting in a reduction of the margin in the interest rates and reduced pricing for letters of credit, effective as of 1 January 2002, 2003, 2004 and 1 January 2005.

UDI made total debt repayments under the credit facility of $140.9 million, $13.0 million, and $52.0 million during 2002, 2003, and 2004, respectively. Cash paid for interest was $27.6 million, $25.2 million, and $24.0 million for the years ended 2002, 2003 and 2004, respectively.

8. Long-term debt (continued)

Annual maturities

Annual maturities of long-term debt as of 31 December are as follows:

	2002	2003	2004
		(In thousands)	
2003	$ 13,011	—	—
2004	52,043	$ 52,043	—
2005	52,043	52,043	$ 52,043
2006	52,043	52,043	52,043
2007	124,731	124,731	124,731
2008	—	197,420	197,420
2009	—	98,709	98,710
Thereafter from 2007	296,129	—	—
Total	$590,000	$576,989	$524,947

9. Commitments and contingencies

Termination claims

In 1994, the U.S. Army initiated the Crusader programme to develop an integrated and extensively automated two-vehicle artillery system consisting of a 155mm, self-propelled howitzer and a resupply vehicle. During the lifetime of the programme UDI was the sole-source prime contractor for its design and development. The Army's plan called for fielding of 480 Crusader systems, but in May 2002 the Secretary of Defense announced the termination of the programme. UDI subsequently received Army funding to accomplish an orderly close out of Crusader activities and transition key Crusader technologies to the Future Combat Systems ("FCS") Non Line of Sight-Cannon ("NLOS-C") programme. Through 31 December 2004, UDI incurred $39.2 million of termination costs of which UDI has invoiced and recovered $36.3 million from the Army. Through the period ended 31 December 2003, UDI has invoiced the U.S. Government and received full payment for $36.3 million of termination costs and employees. In 2002, UDI incurred and invoiced the U.S. Government for $22.0 million of termination costs, the majority of which was collected in 2002 and the balance received in January 2003. In order to complete the Crusader termination process, UDI is negotiating a final termination settlement with the Army which UDI expects to conclude in due course.

In 1997, UDI was awarded a contract to provide repairs and maintenance for the U.S. Navy on mine-countermeasures class vessels that were home-ported in Ingleside, Texas. UDI established a ship repair operation on leased facilities to accomplish this contract as well as follow-on contracts which continued through 2004. During 2004, the U.S. Navy's contract awards in Ingleside were protested by a competitor. Although UDI was not directly involved in this protest, the U.S. Navy elected to terminate UDI's contract as well as other related ship repair contracts at Ingleside for the convenience of the U.S. Government. UDI chose not to participate in re-procurement activities because this process is expected to be lengthy and costly. UDI's operation in Ingleside ceased in October 2004, and all employees were either relocated or terminated by December 2004. UDI will prepare and submit its termination claim to the U.S. Navy in 2005.

Operating leases

UDI leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Rent expense for the years ended 31 December, 2002, 2003, and 2004, was $18.2 million, $21.6 million and $22.1 million, respectively. Some of UDI's leases contain escalation clauses that increase rents based on future increases in the Consumer Price Index.

2004

In 2004, minimum future rentals under non-cancellable leases are estimated to be $15.9 million in 2005, $12.2 million in 2006, $10.4 million in 2007, $8.5 million in 2008, $7.9 million in 2009 and $28.0 million thereafter.

9. Commitments and contingencies (continued)

2003

In 2003, minimum future rentals under noncancellable leases were estimated to be $17.2 million in 2004, $11.3 million in 2005, $8.6 million in 2007, $7.3 million in 2008 and $35.5 million thereafter.

2002

In 2002, minimum future rentals under noncancellable leases are estimated to be $17.8 million in 2003, $11.9 million in 2004, $8.8 million in 2005, $7.5 million in 2007 and $45.2 million thereafter.

Legal proceedings

As a government contractor, UDI is subject to the audit, review, and investigative authority of various U.S. Government agencies. Depending upon the particular jurisdictional statute, violations of federal procurement rules may result in contract price reductions or refunds, civil penalties, and/or criminal penalties. Government contractors that violate the False Claims Act and/or other applicable laws may be suspended or debarred from receiving further government contracts. Given UDI's dependence on U.S. Government contracts, suspension or debarment is an inherent risk that could readily have a material adverse effect on it. UDI's policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and UDI also makes voluntary disclosures of compliance issues to governmental agencies as appropriate. In the ordinary course of business, UDI provides information on compliance matters to various government agencies, and UDI expects to continue to do so in the future. For example, as previously disclosed, in 2002 UDI was served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia, seeking information regarding a 2000 contract between UDI and the Italian government for the upgrading of amphibious assault vehicles. UDI believes that the grand jury investigation seeks to ascertain whether any violation of the Foreign Corrupt Practices Act occurred in connection with the Italian contract. While UDI is not aware of any such violation and is cooperating with the investigation, it is too early for UDI to determine whether the ultimate outcome of the investigation would have a material adverse impact on its results of operations or financial position.

From time to time UDI is involved in legal proceedings arising in the ordinary course of its business. UDI believes that it has adequately reserved for these liabilities and that there is no litigation pending that it expects to have a material adverse effect on its results of operations or financial condition.

Environmental matters

UDI incurs costs annually to comply with environmental laws, regulations and permits. Operating and maintenance costs associated with ongoing environmental compliance and prevention of pollution at its facilities are a normal, recurring part of operations, are not significant relative to total operating costs or cash flows, and are generally allowable as contract costs under its contracts with the U.S. Government ("Allowable Costs").

As with compliance costs, a significant portion of UDI's expenditures for remediation of existing contamination related to its facilities consist of Allowable Costs. As of 31 December 2002, 2003 and 2004, UDI had accrued approximately $27 million, $33 million and $32.4 million, respectively, to cover any investigation and/or remediation costs that may or may not be Allowable Costs. The amount accrued is based on management's best estimates of the probable and reasonably estimable costs related to remediation obligations, although there is a possibility that amounts in excess of costs accrued may be incurred.

2004

In 2004, two of the most significant of the estimated liabilities are related to ongoing remediation efforts described below.

One of UDI's largest ship repair operations is located in San Diego, California. Pursuant to a requirement from the California Regional Water Quality Control Board, UDI completed a study of sedimentary contamination in San Diego Bay. Once definitive clean-up criteria are established, UDI expects that it will be required to begin remediation procedures with respect to the contamination. UDI anticipates that the

9. Commitments and contingencies (continued)

total cost associated with the remediation phase will range from $6 million to $9 million, although it is conceivable that costs could be as high as $30 million if the most stringent clean-up standard were to be adopted. Up to $9.1 million of such remediation costs, to the extent the costs are not recovered on USMR's government contracts or from other responsible parties, may be recoverable from USMR's former shareholders under an escrow arrangement established in 1997 when the San Diego operation was acquired by USMR. Also, a further $15 million escrow fund was established in UDI's 2002 acquisition of USMR, which UDI believes is available in respect to USMR's remediation exposure. UDI has asserted claims against both escrow funds, primarily on account of the potential remediation exposure at San Diego.

Since approximately 1941, UDI (and, prior to its formation, its predecessors) have operated a manufacturing and engineering facility in Fridley, Minnesota. The majority of the Fridley facility was historically owned by the U.S. Navy (the "Navy property"), but operated by UDI under contract with and on behalf of the Navy. In June 2004, UDI purchased the Navy property and most of the associated equipment. Since the early 1980's, the Navy has expended more than $30 million in remediation costs, including site investigation, on and adjacent to the Navy property, and the Navy has indicated that it anticipates spending an additional $10 million on such matters at the site. The Navy has engaged UDI in discussions as to whether it should pay a portion of the expenses, and offered to resolve the matter if UDI would pay approximately $8.4 million for such purpose. UDI disputes any responsibility for such costs and also believes that any remediation related costs that it may incur concerning the Navy property would constitute Allowable Costs. However, there is still uncertainty regarding the terms on which the matter might ultimately be resolved (whether by settlement, legal proceedings, or otherwise).

Also located at the Fridley, Minnesota site is an 18 acre tract of land south of the manufacturing and engineering facility used to dispose of plant wastes including industrial wastes from the 1940's to 1969. Environmental investigations conducted at the property revealed soil and groundwater contamination was present. In 1987, a settlement agreement was reached with the U.S. Government whereby the U.S. Government made a lump sum payment for all past, present and future investigation and remediation costs with the provision any future response costs regarding this property would be unallowable as part of direct or indirect costing of government contracts. Presently, almost $7.6 million has been accrued to cover long-term operation, maintenance and monitoring costs related to response activities for this property.

10. Stockholders' equity

Stock options

During 1998, UDI adopted the 1998 Stock Plan under which 3,375,000 shares of common stock were reserved for issuance. At 31 December 2002, 5,496,000 shares of common stock were reserved for issuance under the 1998 Stock Plan. On 1 April 2002, UDI amended the Stock Plan to increase the number of shares of common stock available to 7,375,000 and provide for the granting of restricted stock under the Stock Plan. On 2 March 2004, UDI amended and restated the Stock Plan in the form of the Incentive Award Plan of United Defense Industries, Inc. in order to increase to 9,375,000 the number of shares available for grant, qualify the plan for awards which may satisfy the requirements of performance based compensation under Section 162(m) of the Code, and add the ability to make grants of other equity-based compensation. The options generally vest over a period of 10 years, however, vesting maybe accelerated over 5 years if certain targets related to earnings and cash flow are met. The

10. Stockholders' equity (continued)

tables below do not include restricted share data. Because there is no exercise price for these shares, UDI believes inclusion would distort the true weighted averages.

	2002		2003		2004	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	(In thousands, except per share data)					
Options outstanding, beginning of year	2,221,178	$4.80	1,424,653	$ 4.91	3,114,901	$17.94
Options granted	—	—	2,215,323	23.16	500,000	31.80
Options cancelled	(19,350)	4.44	—	—	(38,374)	24.50
Options exercised	(777,175)	4.59	(525,075)	4.59	(883,355)	14.10
Options outstanding, end of year	1,424,653	$4.91	3,114,901	$17.95	2,693,172	$21.69
Options exercisable, end of year	950,780	$4.99	1,734,576	$14.74	1,950,187	$20.18

The following table summarises options data as of 31 December 2004:

	Options outstanding			Options exercisable	
Range of Exercise Prices	Number as of 31 December 2004	Weighted average exercise price	Weighted average remaining contractual life	Number as of 31 December 2004	Weighted average exercise price
$4.44	392,938	$ 4.44	4.00	345,687	$ 4.44
$7.11–$8.89	43,312	$ 8.31	5.60	38,249	$ 8.24
$11.11	17,100	$11.11	5.80	14,399	$11.11
$21.85	7,323	$21.85	8.10	7,323	$21.85
$23.15—$24.98	1,740,166	$23.16	8.00	1,381,516	$23.16
$31.80	492,333	$31.80	9.10	163,013	$31.80
	2,693,172	$21.69	7.57	1,950,187	$20.18

The following table summarises options data as of 31 December 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number as of 31 December 2003	Weighted average exercise price	Weighted average remaining contractual life	Number as of 31 December 2003	Weighted average exercise price
$4.44	786,838	$ 4.44	4.9	712,587	$ 4.44
$7.11–$8.89	65,812	8.51	5.5	53,999	8.43
$11.11	40,500	11.11	3.9	34,199	11.11
$15.56	6,428	15.56	7.4	6,428	15.56
$21.85–$24.98	2,215,323	23.16	9.1	927,363	23.15
Total	3,114,901	17.95	7.9	1,734,576	14.74

The following table summarises options data as of 31 December 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number as of 31 December 2002	Weighted average exercise price	Weighted average remaining contractual life	Number as of 31 December 2002	Weighted average exercise price
$4.44	1,296,863	$ 4.44	5.9	818,354	$ 4.44
$7.11–$8.89	69,500	8.55	7.3	50,399	8.39
$11.11	45,000	11.11	7.9	35,099	11.11
$15.56	6,428	15.56	8.4	6,428	15.56
Total	1,417,791	4.92	6.0	910,280	4.99

10. Stockholders' equity (continued)

There were no options granted during the year ended 31 December 2002. UDI recorded compensation cost of $0.1 million on 31 December 2002.

In 2003, UDI granted stock options to purchase 2,215,323 shares at a weighted average exercise price of $23.16. In 2004, UDI granted stock options to purchase 500,000 common shares at an exercise price of $31.80. No expenses were recorded related to these option grants under APB Opinion No. 25.

During 2002 and 2004, UDI issued 1,372 and 146,800 shares of restricted stock, respectively, with a weighted average fair value of $21.85 and $32.48, respectively. No grants were made during 2003. Restricted shares are issued at each respective market price of the stock at the date of grant. The restricted shares require no payment from the recipient employee or director and compensation expense is recorded based on the market price on the grant date and is amortised over the vesting period of three years. During 2004, compensation expense related to these restricted stock grants was approximately $1.0 million, net of taxes. UDI recorded compensation cost of $0.1 million and $0.8 million on 31 December 2002 and 2003 related to options issued with exercise price below the fair value of the common stock on the date of grant.

The following table summarises restricted stock data as of 31 December 2004:

Restricted stock at 31 December 2004		
Outstanding	Vested	Unvested
148,172	914	147,258

11. Income taxes

UDI's provision for income taxes consists of the following components:

	2002	2003	2004
Federal: current	$ —	$19,874	$ 83,725
Deferred	6,333	34,976	(6,156)
Foreign: current	2,533	5,769	4,286
Deferred	—	—	150
State: current	5,384	8,985	23,877
Deferred	909	4,997	(879)
Total: current	7,917	34,628	111,888
Deferred	7,242	39,973	(6,885)
	$15,159	$74,601	$105,003

UDI's current tax liability for all periods consists of the current Federal and state tax liabilities, current state tax liabilities in jurisdictions that impose minimum taxes or restrict use of net operating loss carry-forwards, the current tax expense of its wholly-owned foreign subsidiaries and foreign withholding taxes on dividends and royalties. Deferred tax expense includes taxes payable to taxing jurisdictions in future periods as well as the reversal of the deferred tax asset valuation allowance more fully described below.

UDI's effective tax rate differed from the statutory federal income tax rate because of the following differences:

	2002	2003	2004
Statutory federal tax rate	35.0%	35.0%	35.0%
Effect of taxes on joint venture/foreign earnings	0.6%	0.1%	0.6%
Extraterritorial income exclusion benefit	(1.5%)	(1.4%)	(1.1%)
Disallowed expenses and other	4.3%	2.4%	4.3%
Change in valuation allowance	(33.3%)	0.2%	(0.2%)
State income taxes	4.9%	5.1%	5.5%
Foreign tax credit	—	(6.7%)	(5.4%)
Effective tax rate	10.0%	34.7%	38.7%

11. Income taxes (continued)

The components of the net deferred tax liability are as follows:

	31 December		
	2002	2003	2004
	(In thousands)		
Deferred tax assets:			
Alternative minimum tax credits	$ 2,514	—	—
Accrued expenses	22,631	$ 8,439	$ 15,429
Foreign tax credit carryovers	—	—	7,505
Net operating loss carryforwards	33,305	—	—
Depreciation	2,456	276	—
Pension liabilities	8,240	3,348	7,218
Currency hedges and interest rate swaps	2,941	2,623	—
Tax LIFO provision	—	1,663	4,311
	$ 72,087	$ 16,349	$ 34,463
Deferred tax liabilities:			
Purchase fixed assets and intangibles	(18,311)	(5,648)	(2,146)
Intangibles, accrued compensation, and benefits	(18,985)	(23,884)	(22,742)
Equity in affiliates' foreign earnings	(7,249)	—	—
Equity in NSS earnings	—	(6,882)	(63)
Tax LIFO provision	(5,496)	—	—
Bofors in-country deferred taxes	—	—	(2,673)
Currency hedges and interest rate swaps	—	—	(302)
Engineering expenses	(10,430)	(13,430)	(20,088)
Depreciation	—	—	(4,110)
Other tax deductible items	(409)	—	—
	(60,880)	(49,844)	(52,124)
Net deferred tax liability	11,207	(33,495)	(17,661)
Valuation allowance	—	(480)	(7,505)
Net deferred tax liability on balance sheet	$ 11,207	$(33,975)	$(25,166)

At 31 December 2004, the net deferred tax liability of $25.2 million represents net current and net non-current deferred tax liabilities of $20.0 million and $5.2 million, respectively. The net deferred tax liability at 31 December 2003 of $34.0 million represents net current and net non-current deferred tax liabilities of $16.3 million and $17.7 million, respectively. In assessing the realisability of deferred tax assets, UDI considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. In 2004, due to the write-off of its investment in FNSS, UDI has established a $7.5 million valuation allowance for its foreign tax credit carry-forwards. At 31 December 2003, UDI established a $0.5 million valuation allowance which offsets approximately $1.2 million in capital loss carryovers. This amount was fully reversed in 2004 because UDI utilised the capital loss carry-forward. In 2002, UDI concluded that it was more likely than not that sufficient future taxable income would be generated to fully realise the deferred tax assets. Accordingly, in 2002 UDI reversed the offsetting valuation allowance in its entirety.

Undistributed earnings of UDI's Swedish subsidiary amounted to approximately $21.1 million at 31 December 2004. Those earnings are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, UDI would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognised deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognised foreign tax credit carry-forwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $1.1 million would be payable upon remittance of all previously unremitted earnings at 31 December 2004.

In 2002, the net deferred tax asset of $11.2 million represents net current deferred tax assets of $25.4 million and net non-current deferred tax liabilities of $14.2 million. The ultimate realisation of the deferred tax assets is dependent upon the generation of future taxable income during the periods in

11. Income taxes (continued)

which the temporary differences become deductible and any limitations applied to the use of carry-forward tax attributes.

In 2002, UDI had approximately $83 million in estimated net operating loss carry-forwards, which expire at varying dates through 2017. The future period utilisation of these losses may be limited in the event of certain changes in UDI's ownership.

UDI paid $4.4 million, $43.3 million and $79.1 million for income taxes, net of refunds, in 2002, 2003 and 2004, respectively.

12. Fair value of financial instruments

The carrying amount of UDI's financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The fair market value of UDI's long-term debt was estimated to be $590.0 million, $577.0 million and $524.9 million at 31 December 2002, 2003 and 2004, respectively, for the senior secured credit facility.

Since the senior credit facility has variable rate debt, its fair value approximates its carrying amount.

13. Significant customer and export sales

Sales to various agencies of the U.S. Government aggregated $1,361.5 million, $1,575.4 million, and $1,847.3 million, respectively, during the years ended 31 December 2002, 2003 and 2004 respectively.

At 31 December 2002, 2003 and 2004, trade accounts receivable from the U.S. Government totalled $123.4 million, $79.9 million and $107.8 million, respectively.

Export sales, including sales to foreign governments transacted through the U.S. Government, were $240.3 million, $332.2 million, and $245.5 million during the years ended 31 December 2002, 2003 and 2004, respectively. In addition there were sales to foreign governments transacted by UDI's foreign subsidiary of $107.2 million, $110.6 million and $136.2 million during the years ended 31 December 2002, 2003 and 2004, respectively.

14. Related party transactions

In October 1997, The Carlyle Group ("Carlyle") formed United Defense Industries, Inc. as a wholly-owned entity in order to acquire UDI's predecessor, United Defense, L.P.. Beginning with UDI's initial public offering in December 2001, Carlyle began to sell major portions of its UDI holdings. On 30 April 2004, Carlyle completed the sale of its remaining UDI shares. In connection with UDI's initial public offering, UDI entered into agreements with Carlyle pursuant to which certain Carlyle entities had the right to designate up to four nominees for UDI's board of directors, so long as Carlyle owned greater than 20 per cent. of UDI's voting stock. By virtue of Carlyle's sales of UDI shares, such agreements have lapsed. Nonetheless, three individuals affiliated with Carlyle (Messrs. Carlucci, Clare, and Conway) were re-elected to UDI's board of directors at UDI's annual meeting on 13 April 2004, and Carlyle may thereby continue to influence UDI's operations.

Commencing with Carlyle's acquisition of UDI in October 1997, UDI agreed to pay Carlyle for various management and consulting services under a management agreement with Carlyle. The management agreement was terminated in March 2004, and in connection with the termination UDI made a final payment of $3.0 million to Carlyle for services rendered from 1 January 2002 through 31 March 2004. UDI had not previously paid Carlyle for services during this period. In 2003 UDI accrued an annual fee of $2 million for various management services provided by Carlyle. UDI compensated four of its directors an aggregate sum of $184,214 in 2003 for their services as directors.

In June 2002, UDI entered into an agreement with CPU Technology, Inc. ("CPU/T") to purchase component and design services regarding electronic subsystems for the Bradley program. UDI's total purchases for the year ended 31 December 2004 were $1.3 million and UDI currently has $2.1 million in purchase orders with CPU/T. Certain Carlyle affiliates are minority stockholders of CPU/T and collectively have the right to appoint two of the six members of CPU/T's board.

As of 31 December 2004, Bofors had an agreement with QinetiQ to purchase component and design services regarding the production of combat vehicle ammunition. UDI paid $0.5 million to QinetiQ for

14. Related party transactions (continued)

design and analysis services for technology to be used in future combat systems during the year ended 31 December 2004 and had $1.8 million in outstanding purchase orders at 31 December 2004. Carlyle holds a significant interest in QinetiQ.

UDI recognised $7.1 million, $17.6 million and $10.8 million of royalties, license fees and technical service fees during the year ended 31 December 2002, 2003 and 2004, respectively, from its Turkish joint venture. UDI has also paid its Turkish joint venture approximately $1.3 million for miscellaneous parts and kits for its M113 vehicles and Mk 25 canisters.

UDI's subsidiary, HSI, purchases goods and services from various entities which are owned and controlled by HSI's current officers or directors. Purchases are made pursuant to teaming agreements, other preferred supplier agreements and purely competitive procurements. The aggregate amount of purchases by HSI from all related party businesses during the twelve months ended 31 December 2004 was $8.5 million. The aggregate amount of sales by HSI to all related party businesses during twelve months ended 31 December 2004 was $0.2 million. It is UDI's policy that any transactions with related parties be on terms that are no less favourable than those available from unrelated third parties. The transactions with related parties entered into by UDI's subsidiary HSI are on terms that UDI believes are consistent with this policy.

15. Other employee benefit plans

Substantially all of UDI's domestic employees are eligible to participate in defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. Charges against income for matching contributions to the plans were $8.8 million, $8.7 million, and $9.3 million for the years ended 31 December 2002, 2003 and 2004, respectively.

USMR maintains defined contribution savings and profit-sharing plans covering employees of its various locations who are eligible to participate in its plans upon meeting eligibility requirements. Costs charged to expense for these plans were $1.1 million for the period 2 July 2002 (the date UDI acquired USMR) through 31 December 2002, $2.8 million in the year ended 31 December 2003, and $3.6 million for the year ended 31 December 2004. During 2002, USMR also maintained a defined contribution deferred compensation plan covering certain executives. Total costs charged to expense were $0.3 million for the period 2 July 2002 through 31 December 2002. USMR made contributions to union-sponsored trust funds, which provide health, welfare, pension and other fringe benefits to employees covered by collective bargaining agreements. Company contributions totalled $1.2 million for the period 2 July 2002 through 31 December 2002, $2.9 million in the year ended 31 December 2003, and $4.0 million for the year ended 31 December 2004.

Cercom and Kaiser Compositek, companies UDI acquired during 2004, maintain defined contribution savings plans covering all eligible employees. Cercom charged $0.02 million of costs to expense for the period 1 March 2004 through 31 December 2004. Kaiser charged costs of $0.09 million to expense for the period 1 February 2004 through 31 December 2004.

16. Earnings per share

Basic and diluted earnings per share results for all periods presented were computed based on the net income for the respective periods. The weighted average number of common shares outstanding during the period was used in the calculation of basic earnings per share and this number of shares was

16. Earnings per share (continued)

increased by the effects of dilutive stock options based on the treasury stock method in the calculation of diluted earnings per share.

	31 December		
	2002	2003	2004
	(In thousands except per share data)		
Net income:			
Net income for basic and diluted computations	$134,576	$140,648	$166,113
Average common shares outstanding:			
Average common shares outstanding for basic computations	51,349	51,955	51,866
Dilutive stock options and restricted shares-treasury stock method	1,448	988	924
Average number of common shares outstanding for diluted computations	52,797	52,943	52,790
Earnings per share:			
Earnings per common share—basic	$ 2.62	$ 2.71	$ 3.20
Earnings per common share—diluted	$ 2.55	$ 2.66	$ 3.15

17. Information on business segments

UDI operates in two reportable business segments: Defense Systems and Ship Repair and Maintenance. USMR is categorised under the business segment "Ship Repair and Maintenance." All other business operations are categorised as "Defense Systems". UDI uses earnings before interest and taxes as the measure of financial performance for each segment.

17. Information on business segments (continued)

Summary financial data for each of UDI's business segments, for the years ended 31 December 2002, 2003 and 2004, follow:

	31 December		
	2002	2003	2004
		(In thousands)	
Sales:			
Defense Systems	$1,469,961	$1,507,253	$1,719,357
Ship Repair and Maintenance	255,385	545,338	572,998
Total Sales	1,725,346	2,052,591	2,292,355
Earnings related to investments in foreign affiliates:			
Defense Systems	13,874	19,758	6,376
Ship Repair and Maintenance	—	—	—
Total earnings related to investments in foreign affiliates:	13,874	19,758	6,376
Depreciation and amortisation:			
Defense Systems	31,331	27,324	24,505
Ship Repair and Maintenance	9,787	20,513	24,156
Corporate	136	165	81
Total depreciation and amortisation	41,254	48,002	48,742
Capital spending:			
Defense Systems	17,341	21,123	32,297
Ship Repair and Maintenance	5,385	22,425	9,621
Corporate	46	62	468
Total capital spending	22,772	43,610	42,386
Income before interest and taxes:			
Defense Systems	182,026	230,909	276,760
Ship Repair and Maintenance	18,501	30,839	37,394
Corporate	(20,402)	(22,380)	(21,282)
Total income before interest and taxes	180,125	239,368	292,872
Interest, net	(30,390)	(24,119)	(21,756)
Income before income taxes	$ 149,735	$ 215,249	$ 271,116

	2002	2003	2004
Total assets:[(1)]			
Defense Systems	$ 884,261	$ 856,319	$ 840,552
Ship Repair and Maintenance	421,300	438,575	436,249
Corporate and eliminations	148,409	302,614	324,773
Total assets	$1,453,970	$1,597,508	$1,601,574

(1) Goodwill and other intangible assets and related amortisation, and net pension and other post retirement benefits are included in the respective business segments. Corporate assets primarily include cash and cash equivalents and deferred financing costs.

18. Quarterly financial data (Unaudited)

	2004			
	Three months ended 31 March	Three months ended 30 June	Three months ended 30 September	Three months ended 31 December
	(In millions, except per share data)			
Sales	$547.1	$576.3	$573.4	$595.6
Gross profit	112.0	121.1	136.7	115.3
Net income	41.9	40.8	52.2	31.2
Per share data:				
Earnings per common share—basis	$ 0.80	$ 0.78	$ 1.01	$ 0.61
Earnings per common share—diluted	$ 0.78	$0.765	$ 0.99	$ 0.60

	2003			
	Three months ended 31 March	Three months ended 30 June	Three months ended 30 September	Three months ended 31 December
	(In millions, except per share data)			
Sales	$466.5	$553.5	$507.9	$524.7
Gross profit	103.9	106.3	107.6	95.1
Net income	38.3	36.1	37.4	28.8
Per share data:				
Earnings per common share—basis	$ 0.74	$ 0.70	$ 0.72	$ 0.55
Earnings per common share—diluted	$ 0.73	$ 0.68	$ 0.71	$ 0.54

On 2 July 2002, UDI acquired all of the outstanding stock of USMR. Accordingly, the financial statements reflect the results of operations of the acquired entity since the date of acquisition. This acquisition affects the comparability of the financial data for the interim periods presented.

	2002			
	Three months ended 31 March	Three months ended 30 June	Three months ended 30 September	Three months ended 31 December
	(In millions, except per share data)			
Sales	$356.4	$318.0	$529.7	$521.2
Gross profit	59.8	69.9	102.7	104.3
Income before extraordinary item	19.0	27.3	45.1	43.2
Extraordinary item—net (loss) gain from early extinguishment of debt, net of tax	(0.3)	—	(1.6)	0.2
Net income	19.3	27.3	45.1	43.2
Per share data:				
Earnings per common share—basic				
—Income before extraordinary item	$ 0.38	$ 0.53	$ 0.91	$ 0.83
—Net income	0.37	0.53	0.88	0.84
Earnings per common share—diluted				
—Income before extraordinary item	$ 0.37	$ 0.52	$ 0.88	$ 0.81
—Net income	0.36	0.52	0.85	0.82

On 1 January 2002, UDI adopted SFAS 142 on accounting for goodwill and other intangible assets and, as a result, ceased the amortisation of goodwill.

19. Subsequent events

Stock repurchase program

During January 2005, UDI's board of directors authorised an additional $100 million to be used under the UDI share buyback programme and extended the programme for another 12 months.

Cash dividend declared

In January 2005, UDI's board of directors authorised a quarterly dividend payment of $0.125 per share, commencing on 1 March 2005, to shareholders of record as of 15 February 2005.

Recent developments (unaudited)

On 6 March 2005, UDI entered into an agreement and plan of merger (the "Merger Agreement") with BAE North America and BAE North America's wholly-owned subsidiary, Ute Acquisition Company Inc. The Merger Agreement provides for BAE North America's acquisition of UDI. The consummation of this transaction is subject to certain conditions, including the adoption of the Merger Agreement by the required vote of UDI's stockholders and certain related regulatory approvals. If the Merger Agreement is approved by UDI's stockholders and if the other conditions in the Merger Agreement are met, BAE North America's wholly-owned subsidiary will merge into UDI, which will be the surviving corporation, and each share of UDI's common stock will be converted into the right to receive $75 in cash. For more information pertaining to the pending transaction with BAE North America, please refer to UDI's current report on Form 8-K, filed on 7 March 2005, which is available at http://www.sec.gov.

Section B Unaudited summary of differences between the accounting policies of BAE Systems and UDI

The historical UDI financial statements have been prepared in accordance with UDI's U.S. GAAP accounting policies, which differ in certain material respects from BAE Systems' U.K. GAAP accounting policies. The following is a summary of the material adjustments attributable to profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UDI's U.S. GAAP accounting policies and BAE Systems' U.K. GAAP accounting policies as applied for the three years ended 31 December 2002, 2003 and 2004.

1. Reconciliation of profit

	Notes	Year ended 31 December		
		2002	2003	2004
		(In £ thousands)		
Income before tax, as reported under U.S. GAAP		99,624	131,651	147,989
Amortisation of goodwill	(i)	(14,904)	(14,312)	(15,066)
Conversion of inventory valuation method from LIFO to FIFO	(ii)	732	3,914	4,859
Profit before tax, as reported under U.K. GAAP		85,452	121,253	137,782
Tax on profit as reported under U.S. GAAP		(10,086)	(45,628)	(57,316)
Tax adjustments to align to U.K. GAAP	(iii)	8,389	2,466	4,601
Profit after tax, as reported under U.K. GAAP		83,755	78,091	85,067

2. Reconciliation of shareholders' funds

	Notes	31 December		
		2002	2003	2004
		(In £ thousands)		
Shareholders' equity, as reported under U.S. GAAP		(18,554)	71,154	117,037
De-recognition of fair value gains and losses on marketable securities and derivatives	(iv)	2,756	1,988	(393)
Amortisation of goodwill	(i)	79,980	61,124	45,470
Conversion of inventory valuation method from LIFO to FIFO	(ii)	6,433	7,951	10,093
Shareholders' funds as reported under U.K. GAAP		70,615	142,217	172,207

3. Reconciliation of balance sheet

	Notes	31 December 2004		
		U.S. GAAP	Adjustments	U.K. GAAP
		(In £ thousands)		
Fixed assets:				
Intangible	(i)	189,238	80,377	269,615
Tangible		127,486	—	127,486
		316,724	80,377	397,101
Current assets	(ii)	512,247	16,822	
	(v)		(136,363)	392,706
Current liabilities	(iv)	(399,966)	(534)	
	(v)		136,363	(264,137)
Net current liabilities		112,281	16,288	128,569
Total assets less current liabilities		429,005	96,665	525,670
Liabilities falling due after one year	(iii)	(311,968)	(41,374)	
	(iv)		(121)	(353,463)
Net assets		117,037	55,170	172,207

The main differences in accounting treatment as a result of the restatement from U.S. GAAP to BAE Systems' U.K. GAAP accounting policies are as described in the following notes:

(i) *Amortisation of intangible assets and goodwill*

Under U.S. GAAP, intangible assets purchased in a business combination may meet the criteria set out in SFAS 142 "Goodwill and other intangible assets" for categorisation as separable intangible assets other than goodwill. Such assets are amortised over their useful economic lives. The excess of the fair value of the purchase consideration paid on acquisition over the fair value of the assets acquired, including identifiable separable intangible assets and in-process research and development, and liabilities assumed, is categorised as goodwill. Goodwill is not subject to amortisation but is tested for impairment at least annually.

Under U.K. GAAP, intangible assets purchased in a business combination are included within the goodwill balance unless the asset can be identified and sold separately without disposing of the business as a whole. Accordingly, the intangible assets recorded by UDI on the business combinations in the period have been reclassified within goodwill, increasing the amount reported under U.K. GAAP. In-process research and development is not charged directly to the profit and loss account, but is included within the goodwill balance. Goodwill is amortised on a straight line basis over its economic life. To date, BAE Systems has assessed this as being 20 years for all major acquisitions. Goodwill is tested for impairment on the occurrence of a trigger event and at the end of the first full year of ownership.

(ii) *Inventory valuation*

Under U.S. GAAP, UDI values inventory on the basis of Last In First Out (LIFO).

Under U.K. GAAP, BAE Systems' accounting policy is to value inventory using the First In First Out (FIFO) method.

(iii) *Taxation*

The current and deferred tax effects of the adjustments included in the restatement are recorded in accordance with U.K. GAAP (FRS 16 "Current Taxation" and FRS 19 "Deferred Taxation").

(iv) *Marketable securities and derivatives*

Under U.S. GAAP, marketable securities and derivatives are recorded in the balance sheet at fair value and unrealised gains or losses, net of deferred taxation, are recorded in other comprehensive income. When the decline in fair value of investments below the cost basis is judged to be other than temporary, an impairment charge is recorded in the profit and loss account.

Under U.K. GAAP, BAE Systems' accounting policy is to carry such securities at cost less any provision for impairment, which are recorded in the profit and loss account. To the extent to which derivatives are held for hedge accounting, such items are not recorded at fair value in the balance sheet but are reflected in the underlying transaction until the fair value crystallises.

(v) *Progress and performance-based milestone payments*

Under U.S. GAAP, UDI recorded progress payments and performance-based milestone payments under advanced payments in the current liabilities section of the balance sheet. Under U.K. GAAP, progress payments and performance-based milestone payments received in advance of revenue earned are recorded as a contra asset account netted against inventories.

Basis of preparation: foreign currency amounts

The historical financial statements of UDI were presented in U.S. dollars. For the purpose of presenting the unaudited restatement of UDI's financial information under U.K. GAAP, the annual results of UDI have been translated into pounds sterling at the average daily closing rate used in BAE Systems' financial accounts for the years ended 31 December 2002, 2003 and 2004, of \$1.503, \$1.635 and \$1.832 respectively. The balance sheets of UDI at 31 December 2002, 2003 and 2004, have been translated into pounds sterling at the closing rate at these dates being \$1.601, \$1.786 and \$1.932 respectively.



KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors
BAE Systems plc
Stirling Square
6 Carlton Gardens
London
SW1Y 5DA

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

27 April 2005

Dear Sirs

Reconciliation under paragraph 12.11 of the Listing Rules

We refer to the statement of material adjustments which would be required to the consolidated profit after tax for each of the three years ended 31 December 2004, to the consolidated shareholders' funds at the end of each of those years, and to consolidated net assets as at 31 December 2004 reported in the audited financial statements of United Defense Industries, Inc. (UDI), prepared under United States Generally Accepted Accounting Principles, in order to restate the information in accordance with the accounting policies of BAE Systems plc (the "reconciliation").

The reconciliation is set out in Part III of the Circular dated 27 April 2005.

The reconciliation is based on the audited financial statements of UDI for the three years ended 31 December 2004. We express no opinion on these financial statements.

Responsibility

It is the responsibility solely of the Directors of BAE Systems Plc to prepare the reconciliation in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority. It is our responsibility to form an opinion, as required by the Listing Rules, on the reconciliation and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work consisted primarily of making enquiries of management of UDI to establish the accounting principles which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the reconciliations and discussing the reconciliations with the Directors of BAE Systems plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the reconciliation has been properly compiled on the basis set out therein. Further, in our opinion the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with the accounting policies of BAE Systems plc.

Yours faithfully

KPMG Audit Plc

KPMG Audit Plc

PART IV

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE ENLARGED GROUP

The following is an unaudited pro forma statement of consolidated net assets of the Enlarged Group, prepared in accordance with the notes set out below. The unaudited pro forma statement of consolidated net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Enlarged Group following the acquisition. Its purpose is to illustrate the effect on consolidated net assets of BAE Systems as if the acquisition had been effected on 31 December 2004.

The consolidated net assets of BAE Systems at 31 December 2004 have been extracted, without material adjustment, from the audited financial statements of BAE Systems Group for the 12 months ended 31 December 2004. The consolidated net assets of UDI at 31 December 2004 have been extracted, without material adjustment, from Part III section B of this document "Unaudited summary of differences between the accounting policies of BAE Systems and UDI".

The unaudited pro forma statement of consolidated net assets has been prepared under the principles of acquisition accounting.

No adjustments have been made to the unaudited pro forma statement to reflect the trading results of BAE Systems Group or UDI Group since the balance sheet dates shown.

No assessment of the fair value adjustments which may be made to the audited net assets of UDI following completion of the acquisition has been reflected in the unaudited pro forma statement.

		31 December 2004			
			Adjustments		
	Notes	BAE Systems Group	UDI Group	Other	Pro forma Enlarged Group
			(In £ millions)		
Fixed assets					
Intangible	(i)	5,647	270	1,924	7,841
Tangible		1,751	127	—	1,878
Investments		1,674	—	—	1,674
		9,072	397	1,924	11,393
Current assets	(ii)	6,140	392	(189)	6,343
Current liabilities		(7,284)	(264)	—	(7,548)
Net current liabilities		(1,144)	128	(189)	(1,205)
Total assets less current liabilities		7,928	525	1,735	10,188
Liabilities falling due after one year	(iii)	(3,190)	(353)	(1,553)	(5,096)
Net assets		4,738	172	182	5,092

Notes

The adjustments reflect the impact of the Proposed Acquisition as follows:

(i) Goodwill of £1,924 million, being the difference between the value of cash consideration to stockholders and transaction costs (as set out in note (ii)) less the consolidated net assets of the UDI Group (as set out in the table above).

(ii) £189 million of BAE Systems' existing internal resources are being used to finance the Proposed Acquisition. This represents the net financing requirements after consideration payable of £2,057 million to UDI stockholders, transaction costs payable of £39 million and cash receipts from the draw down on the new $3,000 million multi-currency syndicated facility of £1,553 million, and the net proceeds from a new Ordinary Share placement of £354 million.

(iii) The Proposed Acquisition is being part financed by a new $3,000 million (£1,553 million) syndicated multi-currency term loan facility.

For the purpose of presenting the pro forma Enlarged Group at 31 December 2004 the payment to UDI stockholders and BAE Systems' multi-currency syndicated facility have been translated into pounds sterling at the closing rate at 31 December 2004 of $1.932.



KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors
BAE Systems plc
Stirling Square
6 Carlton Gardens London
SW1Y 5DA

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

27 April 2005

Dear Sirs

Proposed Acquisition of United Defense Industries, Inc.

We report on the unaudited pro forma net assets statement set out in Part IV of the Circular dated 27 April 2005, which has been prepared, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of BAE Systems plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the Directors of BAE Systems plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

- the unaudited pro forma net assets statement has been properly compiled on the basis set out therein;
- such basis is consistent with the accounting policies of BAE Systems plc; and
- the adjustments are appropriate for the purposes of the unaudited pro forma net assets statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

KPMG Audit Plc

PART V
ADDITIONAL INFORMATION

1. Responsibility statement

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of BAE Systems

The names of the Directors and their principal functions are as follows:

Dick Olver	Chairman
Mike Turner	Chief Executive Officer
Chris Geoghegan	Chief Operating Officer
Michael Lester	Group Legal Director
Steve Mogford	Chief Operating Officer
Mark Ronald	Chief Operating Officer
George Rose	Group Finance Director
Sue Birley	Non-Executive Director
Ulrich Cartellieri	Non-Executive Director
Michael Hartnall	Non-Executive Director
Lord Hesketh[1]	Non-Executive Director
Sir Peter Mason	Non-Executive Director
Michael Portillo	Non-Executive Director

3. Directors of BAE Systems and their interests in share capital and share options

As at 22 April 2005 (being the latest practicable date prior to the printing of this document), the interests of the Directors (all of which are beneficial unless otherwise stated) which:

(i) have been notified by each Director to the Company pursuant to sections 324 or 328 of the Companies Act 1985 (as amended);

(ii) are required to be entered in the register maintained by the Company under section 325 of the Companies Act 1985 (as amended); or

(iii) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could with reasonable diligence by ascertained by the relevant Director, are as follows:

Director	Ordinary Shares	Options over Ordinary Shares	Interests in Ordinary Shares under the Restricted Share Plan	Interests in Ordinary Shares under the Performance Share Plan
Dick Olver	40,000	—	—	—
Mike Turner	418,514	2,263,332	137,924	1,058,656
Chris Geoghegan	140,152	1,364,046	42,764	613,003
Michael Lester	814,922[2]	1,933,011	87,937	753,691
Steve Mogford	126,775	1,575,046	—	613,003
Mark Ronald	255,587	1,594,710	81,928	643,830
George Rose	296,991	1,786,172	33,971	679,986
Sue Birley	2,925	—	—	—
Ulrich Cartellieri	—	—	—	—
Michael Hartnall	20,000	—	—	—
Lord Hesketh	6,000	—	—	—
Sir Peter Mason	25,000	—	—	—
Michael Portillo	—	—	—	—

(1) Lord Hesketh is due to retire at the conclusion of the AGM.

(2) 200,000 of these Ordinary Shares are held non-beneficially.

The executive Directors, in common with all employees of the Company, have an interest in the unallocated shares held in employee share ownership trusts, these being 685,938 in the ESOP trust, 65,158 in the Profit Sharing Scheme trust and 32,788 in the Share Investment Plan trust.

4. Substantial and other share interests

As at 22 April 2005 (being the latest practicable date prior to the printing of this document), the Company had been notified or was aware of the following interests in 3 per cent. or more of the Company's issued share capital:

Shareholder	Number of Ordinary Shares	Percentage of issued Ordinary Share capital[1]
Brandes Investment Partners, LP	392,711,551[2]	12.23%
Franklin Resources, Inc. (and affiliates)	256,298,633	7.98%
FMR Corp and Fidelity International Limited (and its direct and indirect subsidiaries)	194,277,310	6.05%
Legal and General Investment Management Limited	118,942,944	3.70%

5. Directors' interests in transactions

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the BAE Systems Group and which was effected by BAE Systems during the current or immediately preceding financial year, or which, having been effected during an earlier financial year, remains in any respect outstanding or unperformed.

6. Directors' service contracts

There are no existing or proposed service contracts between any Director and any member of the BAE Systems Group except for the contracts and letters of appointment, details of which were included in the published accounts of the BAE Systems Group for the year ended 31 December 2004.[3]

7. Material contracts

(a) *BAE Systems Group*

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the BAE Systems Group (1) within the two years immediately preceding the date of this document which are or may be material or (2) at any time which contain an obligation or entitlement which is material to the BAE Systems Group as at the date of this document:

(i) The Merger Agreement. The principal terms of the Merger Agreement are summarised in Part II of this document.

(ii) On 6 March 2005, BAE Systems entered into a letter agreement with UDI (the "Letter Agreement") pursuant to which, in consideration for UDI entering into the Merger Agreement, BAE Systems provided a number of customary representations and warranties relating to specific aspects of the Proposed Acquisition. Furthermore, BAE Systems represented and warranted that neither it nor any of its "affiliates" or "associates" is, or has been within the last three years, an "interested stockholder" of UDI as those terms are defined in Section 203 of the DGCL.

Furthermore, BAE Systems undertook to publish this class 1 circular (defined in the Listing Rules of the UKLA) to its shareholders and to hold the required Extraordinary General Meeting of the shareholders in order to obtain their approval of the Proposed Acquisition. The Directors are, subject to such a recommendation conflicting with their fiduciary duties, to recommend and continue to recommend the Proposed Acquisition to BAE Systems' shareholders. BAE Systems has also guaranteed BAE North America's and Sub's obligations to pay the merger consideration under the Merger Agreement, pursuant to the terms of the Merger Agreement.

(1) Rounded to two decimal places.

(2) 165,767,484 of the Ordinary Shares are held in the form of 41,441,871 American Depositary Receipts.

(3) Mark Ronald's service contract is with BAE North America.

(iii) Pursuant to a placing agreement dated 7 March 2005 made between BAE Systems, Dresdner Bank AG, London Branch and Hoare Govett Limited (together the "Managers") (the "Placing Agreement"), BAE Systems issued 150,000,000 new Ordinary Shares of 2.5p each of BAE Systems (the "Placing Shares"). The Placing Shares were issued at a price of 240p per Placing Share, raising approximately £360 million before expenses. BAE Systems paid to the Managers a commission of 1.75 per cent. of the aggregate proceeds from the issue of the Placing Shares and also agreed to reimburse the Managers for certain of their expenses. BAE Systems gave the Managers certain customary representations and warranties pursuant to the Placing Agreement (and an indemnity in respect of breaches thereof). The Placing Shares were admitted to the Official List by the UKLA and admitted to trading by the London Stock Exchange on 10 March 2005. In connection with the issue of the Placing Shares, BAE Systems agreed, subject to certain customary exceptions, not to issue Ordinary Shares (other than the Placing Shares) for a period beginning on 7 March 2005 and ending 90 days after 10 March 2005.

(iv) A $3,000,000,000 committed multicurrency term credit facility dated 11 April 2005 between, amongst others, BAE Systems and BAE Systems Holdings Inc. (as "Borrowers"), Dresdner Kleinwort Wasserstein Limited and Goldman Sachs (as "Mandated Lead Arrangers") and Dresdner Bank Luxembourg S.A. (as "Agent") (the "Facility Agreement").

Advances under the Facility Agreement are to be applied towards financing the payment of consideration under the Merger Agreement (and related costs) and refinancing existing borrowings within the UDI Group.

The Facility Agreement and the total commitments under it will automatically be cancelled in full if the Merger Agreement is terminated.

The facility is a one-year term facility with repayment in full on the final maturity date, 11 April 2006. The final maturity date may be extended by up to six months by notice from the Borrowers to the Agent.

Subject to certain conditions, the Borrowers may cancel and/or prepay without premium or penalty the whole or any part of the advances made.

The applicable rate of interest per annum is the aggregate of (i) LIBOR (or, in the case of an advance in Euros, EURIBOR), (ii) a margin (being 0.45 per cent. per annum unless the credit rating of BAE Systems assigned by either Moody's Investors Service Limited or Standard & Poor's Rating Services is: Baa2 or BBB (as the case may be) or higher, in which case the margin will be 0.35 per cent. per annum; or lower than Baa3 or BBB – (as the case may be), in which case the margin will be 0.75 per cent. per annum) and (iii) the mandatory costs. A commitment fee is payable on undrawn and uncancelled amounts. BAE Systems is also required to pay agency fees to the Agent and arrangement fees to the Mandated Lead Arrangers. BAE Systems is also required to reimburse certain expenses incurred in relation to the Facility Agreement.

The obligations of the Borrowers are irrevocably guaranteed by BAE Systems, and the facility is otherwise unsecured. The Facility Agreement is subject to various customary representations, warranties and undertakings (including an interest cover covenant) and cancellation and acceleration of payment events upon the occurrence of any event of default.

(v) By a framework agreement dated 27 January 2005 between, inter alia, BAE Systems and Finmeccanica SpA ("Finmeccanica"), the parties agreed to enter into a number of transactions, collectively known as EuroSystems, which are due to complete shortly. The transactions are summarised below.

Avionics joint venture: BAE Systems and Finmeccanica have agreed to contribute BAE Systems Avionics Limited and Galileo Avionics SpA, respectively, to a new, jointly-owned holding company ("AvionicsCo"). BAE Systems will acquire 25 per cent. of AvionicsCo and will receive an additional net cash consideration of £374 million in respect of its contribution. Finmeccanica will acquire 75 per cent. of AvionicsCo.

On completion, a put and call option agreement will be entered into between, inter alia, BAE Systems and Finmeccanica, whereby Finmeccanica may require BAE Systems to sell its 25 per cent. interest in AvionicsCo at any time during the 25 months following completion, and BAE Systems may require Finmeccanica to purchase its 25 per cent. interest in AvionicsCo after 25 months following completion. The consideration payable to BAE Systems on the exercise of either option is £268 million in cash.

AMS unwind: AMS N.V., previously a 50:50 joint venture between BAE Systems and Finmeccanica, will be dissolved. BAE Systems will acquire AMS N.V.'s U.K. subsidiary, AMS Limited and Finmeccanica will acquire AMS N.V.'s Italian subsidiary. In addition, BAE Systems will pay Finmeccanica an equalising amount of £50.5 million in cash, to reflect the difference in value between AMS N.V.'s U.K. and Italian operations.

Finmeccanica will also acquire the U.K. Air Traffic Management business of AMS N.V. pursuant to a business sale agreement to be entered into on completion between AMS Limited and ATMAS UK Limited (a subsidiary of Finmeccanica). The consideration payable by ATMAS UK Limited in respect of such acquisition will be £6.5 million in cash and the assumption of £3.5 million of debt.

Communications Disposal: Pursuant to a business sale agreement to be entered into on completion between BAE Systems (Defence Systems) Limited (a subsidiary of BAE Systems) and Selenia Communications Limited (a subsidiary of Finmeccanica), Selenia Communications Limited will acquire BAE Systems' U.K. Communications business for £25.4 million in cash.

The framework agreement contains customary warranties and indemnities in relation to the assets and businesses which are the subject of the agreement.

(vi) On 11 September 2004, BAE North America, BAE Systems Acquisition Corp. and DigitalNet Holdings, Inc. entered into an agreement and plan of merger pursuant to which BAE North America acquired all the common stock of DigitalNet Holdings, Inc. for aggregate consideration of approximately $600 million, including the assumption of indebtedness of DigitalNet Holdings, Inc.. BAE Systems provided a guarantee of the obligations of BAE North America and BAE Systems Acquisition Corp. to pay the merger consideration pursuant to the terms of the agreement.

(vii) On 1 July 2004, BAE Systems published a formal offer for all the remaining issued and to-be-issued share capital of Alvis plc for £3.20 per share (with a loan note alternative), such offer being conditional upon BAE Systems group acquiring, or agreeing to acquire, Alvis plc shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at Alvis plc general meetings. Prior to the commencement of the offer, BAE Systems owned approximately 28.7 per cent. of the issued ordinary share capital of Alvis plc. On 17 August 2004, BAE Systems announced that it had received valid acceptances of the offer in respect of approximately 68.3 per cent. which, together with the 28.7 per cent. already held, totalled approximately 97 per cent. of the issued ordinary share capital of Alvis plc. BAE Systems utilised its rights, under the Companies Act 1985, to compulsorily acquire all of the outstanding Alvis plc shares. On 4 November 2004, BAE Systems announced that it had completed the statutory procedures to acquire all the outstanding shares in Alvis plc, which had thereby become its wholly-owned subsidiary. The total cash consideration for the acquisition of the remaining 71.3 per cent. of the issued share capital of Alvis plc, including costs, was £268 million in addition to the £74 million paid in 2003 for the initial 28.7 per cent.

(viii) On 11 July 2001, BAE Systems entered into a shareholders' agreement with European Aeronautic Defence and Space Company EADS N.V. ("EADS") and Airbus S.A.S ("Airbus") in relation to Airbus. BAE Systems holds 20 per cent. of the shares in Airbus and EADS holds the remaining 80 per cent. The shareholders' agreement regulates the development and conduct of Airbus and the relationship of BAE Systems and EADS as shareholders in Airbus.

Under the shareholders' agreement, BAE Systems is entitled to require EADS to purchase all the shares in Airbus which are held by any member of the BAE Systems Group (or any party to whom a member of the BAE Systems Group has transferred shares in Airbus or requested (under the terms of the agreement) that shares in Airbus be issued to them) (the "BAE Interest" and "Put Option" respectively) during a specified option window each year. EADS may choose to pay the purchase price in cash (in Euros) or in EADS ordinary shares or by a mixture of both, except that, if holding EADS ordinary shares would impose a burdensome regulatory requirement for BAE Systems, BAE Systems may elect to receive the purchase price entirely in cash. The price will be calculated as the aggregate of (i) the open market value of the Airbus group of companies multiplied by the percentage of Airbus shares being acquired by EADS and (ii) any amounts outstanding in relation to and the value of BAE Systems' right to future payments in respect of the Special Dividends to which it is entitled under the agreement. The price shall take into account a premium (if any) to reflect the level of additional control secured by EADS.

In the event of a change of control of EADS, in certain circumstances BAE Systems is entitled to require EADS to acquire the BAE Interest, using the same pricing mechanics as would be used in relation to the Put Option. Furthermore, in the event of a change of control of BAE Systems, in certain circumstances EADS is entitled to require BAE Systems to sell to EADS (or alternatively BAE Systems is entitled to require EADS to acquire) the BAE Interest, using the same Put Option pricing mechanics.

(b) *UDI Group*

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the UDI Group (1) within the two years immediately preceding the date of this document which are or may be material or (2) at any time which contain an obligation or entitlement which is material to the UDI Group as at the date of this document:

(i) The Merger Agreement. The principal terms of the Merger Agreement are summarised in Part II of this document.

(ii) The Letter Agreement. The principal terms of the Letter Agreement are summarised above.

(iii) On 13 January 2004, Hawaii Shipyards, Inc., a wholly-owned indirect subsidiary of UDI, entered into an agreement with Honolulu Shipyard, Inc. and Pacific Shipyards, International, LLC (together the "Sellers") and certain other parties pursuant to which Hawaii Shipyards, Inc. acquired certain assets and liabilities of the ship repair operations of the Sellers located in Hawaii for a purchase price of approximately $16.1 million. The agreement contains customary representations, warranties and indemnities. The acquisition completed on 1 March 2004.

(iv) On 13 February 2004, UDI entered into an agreement with Schunk of North America, Inc. and Cercom, Inc. for the acquisition of the outstanding stock of Cercom, Inc. from Schunk of North America, Inc. for a purchase price of approximately $21.1 million. The agreement contains customary representations, warranties and indemnities. The acquisition completed on 1 March 2004.

8. Significant litigation

(i) *BAE Systems Group*

No member of the BAE Systems Group is engaged in, nor (so far as BAE Systems is aware) has pending or threatened by or against it any legal or arbitration proceedings which may or have had during the 12 months immediately preceding the date of this document a significant effect on the financial position of the BAE Systems Group.

(ii) *UDI Group*

Save as disclosed below, no member of the UDI Group is engaged in, nor (so far as BAE Systems is aware) has pending or threatened by or against it, any legal or arbitration proceedings which may have or have had during the 12 months immediately preceding the date of this document a significant effect on the financial position of the UDI Group.

In 2002, UDI was served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia, seeking information regarding a 2000 contract with the Italian government for the upgrading of amphibious assault vehicles. UDI believes that the grand jury investigation seeks to ascertain whether any violation of the Foreign Corrupt Practices Act occurred in connection with this contract. While UDI is not aware of any such violation and is cooperating with the investigation, UDI currently believes that it is too early to determine whether the ultimate outcome of the investigation would have a material adverse impact on UDI's results of operations or financial condition.

9. Significant changes in the Enlarged Group

(i) *BAE Systems Group*

There has been no significant change in the financial or trading position of the BAE Systems Group since 31 December 2004, being the end of the last financial year for which audited financial statements have been published.

(ii) *UDI Group*

There has been no significant change in the financial or trading position of the UDI Group since 31 December 2004, the date to which the UDI Form 10-K was prepared.

10. Working capital statement

BAE Systems is of the opinion that, after taking into account available bank and other facilities, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

11. Sources and bases of information

In this document, unless otherwise stated or the context otherwise requires, the following sources and bases of information have been used:

(i) *Fully diluted share capital*

The value of UDI's fully diluted share capital of UDI has been determined on the basis of 52.99 million fully diluted UDI shares outstanding on 28 February 2005.

(ii) *Net debt and assets*

$218 million is the net debt of UDI as at 31 December 2004, taken from the UDI Form 10-K which is prepared in accordance with U.S. GAAP.

$226 million is the net assets of UDI as at 31 December 2004, taken from the UDI Form 10-K which is prepared in accordance with U.S. GAAP.

(iii) *BAE Systems' earnings*

The expectation that the Proposed Acquisition will be immediately accretive to BAE Systems' earnings, with a step-up expected in the first full year (2006), is calculated pre goodwill amortisation.

The statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that BAE Systems' future earnings per share will necessarily match or exceed the historical published earnings per share of BAE Systems or UDI.

(iv) *Information on UDI*

Information in this document relating to UDI has either been extracted from public filings made by UDI with the U.S. Securities and Exchange Commission or based on information provided to BAE Systems by UDI.

12. Miscellaneous

(i) Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

(ii) Gleacher Shacklock has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

(iii) KPMG Audit plc has given and not withdrawn its written consent to the inclusion in this document of its reports in the form and context in which they appear.

(iv) As is customary in the United States and as permitted by and in accordance with U.S. Securities and Exchange Commission rules and regulations, certain earnings guidance for UDI has been disclosed in calls between the management of UDI and analysts and investors including, without limitation, conference calls on 21 October 2004 and 27 January 2005. The earnings guidance for UDI disclosed in the calls mentioned above was prepared by UDI's management.

The earnings guidance was neither seen nor commented upon by BAE Systems or its advisers in advance of their preparation or announcement and no reliance should be placed on it. The earnings guidance does not necessarily reflect the Directors' view of UDI's prospects and financial performance nor the prospects and financial performance of the Enlarged Group. The earnings guidance should not be regarded as a reliable indicator of UDI's future operating results nor the operating results of the Enlarged Group and should not be relied upon as such.

The earnings guidance was prepared prior to the announcement of the Proposed Acquisition. Not all of the estimates and assumptions upon which it was based have been stated and the facts supporting the estimate and assumptions upon which it was stated to have been based may have since changed. In addition, the base data underlying the earnings guidance may now be out of date.

None of BAE Systems or its financial advisers or any other party accepts responsibility for the accuracy, reasonableness, validity or completeness of the earnings guidance or the estimates and assumptions that underlie it.

The earnings guidance was not intended for publication by BAE Systems and should not be regarded as a forecast of profits by BAE Systems, UDI or any of their respective directors and accordingly has not been prepared or reviewed to a standard to which published projections would be prepared and reviewed. Shareholders should not rely upon the earnings guidance in making any decision about investment in BAE Systems or in deciding whether or not to approve the Proposed Acquisition.

13. Documents available for inspection

Copies of the following documents may be inspected at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 13 May 2005, and will also be available for inspection at the EGM at least 15 minutes prior to and during the EGM:

(i) this document;

(ii) the memorandum and articles of association of the Company (as in force at the date of the publication of this document) together with the notice of AGM proposing a resolution to amend the memorandum and articles of association of the Company and a draft of the ordinary resolution varying the terms of Article 104 (as will be in force if resolution 2 (as set out in the notice of EGM at the end of this document) is passed);

(iii) the material contracts referred to in paragraph 7 above;

(iv) the Directors' service contracts referred to in paragraph 6 above;

(v) the audited report and accounts of the Company for each of the financial years ended 31 December 2003 and 31 December 2004;

(vi) the letters and reports from KPMG set out in Parts III and IV of this document;

(vii) the 2002, 2003 and 2004 annual reports of UDI filed on Form 10-K with the U.S. Securities and Exchange Commission comprising, inter alia, audited consolidated accounts of UDI for the years ended 31 December 2002, 2003 and 2004; and

(viii) the consent letters referred to in paragraph 12 above.

Dated 27 April 2005

DEFINITIONS

"AGM"	means the annual general meeting of BAE Systems to be held on 4 May 2005 or any adjournment thereof;
"Articles of Association"	means the articles of association of BAE Systems as in effect on the date of this document;
"BAE North America"	means BAE Systems North America Inc.;
"BAE Systems" or the "Company"	means BAE Systems plc;
"BAE Systems Group"	means BAE Systems and its subsidiary undertakings;
"Board"	means the board of Directors;
"Completion"	means completion of the Proposed Acquisition;
"DGCL" means	the General Corporation Law of the State of Delaware;
"Directors"	means the directors of BAE Systems whose names appear in paragraph 2 of Part V;
"EC Merger Regulation"	means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings;
"Enlarged Group"	means the BAE Systems Group (including the UDI Group) following Completion;
"Exon-Florio"	means the United States Defense Production Act of 1950, as amended (commonly referred to as Exon-Florio);
"Extraordinary General Meeting" or "EGM"	means the extraordinary general meeting of BAE Systems to be held on 13 May 2005 or any adjournment thereof, the notice of which is set out at the end of this document;
"Facility Agreement"	has the meaning given in paragraph 7(a)(iv) of Part V;
"FRES"	means the U.K. Ministry of Defence's future land programme, Future Rapid Effect System;
"Gleacher Shacklock"	means Gleacher Shacklock LLP;
"Goldman Sachs"	means Goldman Sachs International;
"Governmental Entity"	means any supranational, national, federal, state, provincial, local or municipal government or any court of competent jurisdiction, tribunal, arbitrator, judicial body, administrative or regulatory agency, authority, commission or board or other governmental department, bureau, branch, agency, authority or instrumentality or any non-governmental self regulatory agency or other authority;
"H.S.R. Act"	means the Hart-Scott-Rodine Antitrust Improvements Act of 1976, as amended;
"IAS"	means International Accounting Standards;
"London Stock Exchange"	means the London Stock Exchange plc;
"Merger"	means the merger of UDI and Sub pursuant to the Merger Agreement;
"Merger Agreement"	means the agreement dated as of 6 March 2005 and made among BAE North America, Sub and UDI, a summary of which is contained in Part II of this document;
"New York Stock Exchange"	means the New York Stock Exchange, Inc.;

"Noon Buying Rate"	means the noon buying rate in New York City for cable transfers in the relevant foreign currency as certified for customs purposes by the Federal Bank of New York;
"Official List"	means the official list of the UKLA;
"Ordinary Shareholder"	means a holder of Ordinary Shares;
"Ordinary Shares"	means the ordinary shares of 2.5 pence each in the share capital of BAE Systems;
"Placing Shares"	has the meaning given in paragraph 7(a)(iii) of Part V;
"Preference Shares"	means the 7.75 pence net cumulative convertible redeemable preference shares of 25 pence each in BAE Systems;
"Proposed Acquisition"	means the merger of Sub with UDI in accordance with the DGCL, pursuant to the terms and conditions of the Merger Agreement;
"Resolutions"	means collectively the resolution to approve the Proposed Acquisition as set out at 1. in the notice of EGM in this document and the resolution varying the borrowing limits of the Company as set out at 2. in the notice of the EGM at the end of this document;
"SEP"	means the Swedish modular multi-role vehicle system, Splitterskyddad Enhets Plattform;
"Sub"	means Ute Acquisition Company Inc., a Delaware wholly-owned subsidiary of BAE North America;
"Surviving Corporation"	means UDI following the Merger pursuant to the Merger Agreement and in accordance with the DGCL;
"UDI"	means United Defense Industries, Inc.;
"UDI Form 10-K"	means the annual report on Form 10-K, for the year ended 31 December 2004, filed by UDI with the Securities and Exchange Commission on 9 March 2005;
"UDI Group"	means UDI and its subsidiary undertakings;
"UDI Material Adverse Change"	means any event, change, effect or development that (individually or in the aggregate) is reasonably likely to have a material adverse effect on the business, assets, financial condition or results of operations of UDI and its subsidiaries, taken as a whole, or UDI's ability to consummate the Merger, other than events, changes, effects or developments arising out of, or caused by, general economic conditions, conditions generally affecting the industries in which UDI operates, the financial markets in general, the entering into or the public announcement or disclosure of the Merger Agreement or the consummation or proposed consummation of the Merger, including any events, changes, effects or developments arising from BAE Systems' ownership or proposed ownership of UDI or appropriations arising from the U.S. Fiscal Year 2005 Supplemental Budget or the U.S. Fiscal Year 2006 Budget. Without limiting the generality of the foregoing, any event, change, effect or development (whether or not previously disclosed in any document filed with, or furnished to, the U.S. Securities and Exchange Commission, the disclosure letter dated the date of the Merger Agreement, from UDI to BAE North America, or otherwise) that, individually or in the aggregate, has resulted in the suspension or debarment of, or any action by the U.S. government relating to the suspension or debarment of, UDI (or any portion thereof) or any subsidiary of UDI (or any portion thereof) from participation in the award of any contract with any

U.S. Governmental Entity shall be deemed to constitute a UDI Material Adverse Change;

"U.K. GAAP"	means U.K. Generally Accepted Accounting Standards;
"UKLA"	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000; and
"U.S. GAAP"	means U.S. Generally Accepted Accounting Standards.

BAE SYSTEMS PLC
Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held at ExCel London, One Western Gateway, Royal Victoria Dock, London E16 1XL at 11.30 am, on 13 May 2005, for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions:

1. That the proposed acquisition of United Defense Industries, Inc. pursuant to the Merger Agreement (as defined in the circular to shareholders of the Company dated 27 April 2005 (the "Circular")) and the associated and ancillary arrangements contemplated by the Merger Agreement and/or described in the Circular be and are hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to take all such steps as may be necessary or appropriate in relation thereto and to implement the same with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments which are of a material nature) as the directors or any such committee may deem necessary, expedient or appropriate.

2. That:

   (i) pursuant to Article 104(B)(1), sanction be and is hereby given to the directors of the Company at any time and from time to time to procure or permit the aggregate amount for the time being remaining outstanding of all money borrowed by the Group (as defined in Article 104(B)(1)) and for the time being owing, subject as provided in Article 104, to persons other than the Company and its wholly-owned subsidiaries to exceed the limit set out in that Article provided that such aggregate amount outstanding and owing shall not exceed one and a half times the Adjusted Capital and Total Reserves (as defined in paragraph (ii) of this resolution);

   (ii) in this resolution:

      (a) "Adjusted Capital and Total Reserves" means at any material time a sum equal to the aggregate of:

         (i) the Adjusted Capital and Reserves (as defined in Article 104(B)(2));

         (ii) the sums (if any) deducted in the calculation thereof pursuant to Articles 104(B)(2)(vii); and

      provided that Article 104(B)(2) shall be construed as if it contained the following additional provision after Article 104(B)(2)(vii):

      "(viii) excluding post-employment assets and liabilities as calculated in accordance with International Accounting Standard ("IAS") 19—Employee Benefits, as from time to time amended, and any standards, principles, practices or rules that may from time to time, directly or indirectly, supplement or replace this standard or any part of it, and

      (ix) excluding amounts recognised in accordance with IAS 32—Financial Instruments: Disclosure and Presentation ("IAS 32") and IAS 39—Financial Instruments: Recognition and Measurement ("IAS 39") (as from time to time amended, and any standards, principles, practices or rules that may from time to time, directly or indirectly, supplement or replace any of these standards or any part of them) and including the relevant amounts that would have been recognised had the accounts been prepared in accordance with the relevant accounting standards applicable to the Company's accounts for the year ended 31 December 2004 under United Kingdom generally accepted accounting principles in so far as they relate to the matters dealt with by IAS 32 and IAS 39 (as so amended, supplemented or replaced from time to time)."

      (b) references to Articles are to Articles of the Articles of Association of the Company; and

   (iii) this Resolution shall be construed as if it formed part of Article 104 of the Articles.

By order of the Board

David Parkes
Secretary

27 April 2005

Notes:

PROXIES

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed. Subject to the provisions for proxies and corporate representatives, only registered holders of ordinary shares of the Company are entitled to attend and vote at the meeting.

The form of proxy should be completed, signed and returned to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZJ, in accordance with the instructions on the form of proxy so as to be received no later than 48 hours before the start of the Extraordinary General Meeting. Alternatively, the appointment of a proxy may be registered electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number stated on the form of proxy.

The appointment of a proxy does not preclude a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 13 May 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

Uncertified Securities Regulations

The Company, pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 11 May 2005 shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the Register after 6.00 pm on 11 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

LOCATION OF EGM VENUE

The EGM venue, ExCel London, is located at One Western Gateway, Royal Victoria Dock, London E16 1XL. Shareholders attending the meeting should use the west entrance.

ExCel London is connected to the Jubilee line at Canning Town via a three-minute journey on the Docklands Light Railway ("DLR") to ExCel London's dedicated DLR station, Custom House, which is the most convenient station for ExCel's west entrance. ExCel London is also connected directly via the DLR to the Central, Northern, Circle, District and Waterloo & City lines at Bank, and to the Circle and District lines at Tower Hill.

Ample car-parking facilities are available at the venue.